28 FEBRUARY 2022 Zip and Sezzle: Stronger Together Filed by Sezzle Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: Sezzle Inc. Commission File No.: 000 - 56267 Date: February 28, 2022

Larry Diamond Co - Founder & Global CEO Today’s presenters ● Co - founded Zip Co in 2013 ● Has overseen Zip’s growth from a technology start - up to a company with c. 10 million customers globally ● 12+ years experience in retail, IT, and investment banking at Pacific Brands, Macquarie Capital and Deutsche Bank ● Co - founded Zip Co in 2013 ● 25+ years experience in the retail finance industry – specifically consumer and merchant credit risk, compliance and operations management ● Peter is the Responsible Manager of Zip’s Australian Credit License having managed credit for c. 10 million customers ● Co - founded Sezzle in 2016 ● Charlie is a serial entrepreneur with over 12 years of experience in fintech startups, taking them from inception to large - scale success ● Prior to Sezzle, Charlie founded Passport Parking, a leading transportation software and payments company Peter Gray Co - Founder & Global COO Charlie Youakim Co - Founder, Chairman & CEO 1

Compelling strategic and financial rationale

A	**Transformational combination**	Significantly enhances Zip's scale and product offering, with the capabilities to accelerate in the US
B	**Meaningful customer benefits**	Provides meaningful customer benefits unlocking BNPL anywhere for Sezzle customers and provides Zip customers access to Sezzle's US merchant network, accelerating Zip's growth trajectory
C	**Complementary merchant networks**	Brings together highly complementary enterprise and SMB merchant networks with a strengthened set of capabilities to win together, across a diverse set of verticals
D	**Synergies and path to profitability**	Enables potential material cost synergies to be achieved and opportunities for improved unit economics, supporting Zip's path to profitability[1]
E	**Accretion and balance sheet strength**	Integration path to deliver near-term financial benefits including accretion and balance sheet support to deliver sustainable growth and support potential synergies realisation; potential to create significant value for both Zip and Sezzle shareholders

Notes: 1. Please refer to page 16 for more details on the composition of the potential synergies, including the material assumptions. Investors are also referred to the 'Key risks' in Appendix B of this Presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk)) and the Disclaimers in this Presentation, in particular to the paragraph titled 'Cautionary Statement Regarding Forward-Looking Statements', in relation to the risks and uncertainties associated with the targeted potential synergies and other forward looking statements in connection with the Proposed Transaction. The prospective financial information included in this Presentation, including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved.

2

Transaction overview: key terms

Transaction overview

- Zip and Sezzle have entered into a definitive merger agreement under which Zip has agreed to acquire Sezzle in an all-scrip transaction (the "**Proposed Transaction**")
- The Proposed Transaction has been unanimously recommended by the Sezzle and Zip Boards of Directors and the mergers and acquisitions committee of Sezzle's Board of Directors, and each of Sezzle's co-founders, Charlie Youakim and Paul Paradis (accounting for 48% of Sezzle's outstanding shares of common capital stock), and Zip's co-founders Larry Diamond and Peter Gray (accounting for 12% of Zip's issued ordinary shares), have agreed to vote, subject to certain exceptions, in favour of the Proposed Transaction[1]

Transaction consideration

- Sezzle stockholders will be entitled to receive 0.98 Zip shares for every share of Sezzle common stock owned[2]
  - The total consideration for the Sezzle shares under Zip's proposal represents an implied value of Sezzle of approximately A$491m[3]
  - It values Sezzle at a 22.0% premium based on current spot prices A$1.78 (Sezzle) and A$2.21 (Zip) as of 25 February 2022, and 31.7% premium based on 30 day VWAPs
- Upon closing of the Proposed Transaction, Sezzle stockholders will be entitled to receive up to a maximum of 222.3m Zip ordinary shares or American Depository Receipts ("**ADRs**") of Zip, representing a maximum of 22% of the issued shares of Zip immediately following the closing of the Proposed Transaction (on a fully diluted basis)[4]

Financial impact[5,6]

- Proposed Transaction expected to be accretive to revenue per share and accretive to EBTDA per share in FY24F, including the full impact of potential synergies
- Potential to realise material cost synergies and opportunities for revenue and margin uplift with EBTDA benefits of up to c. A$130m EBTDA in FY24 (of which A$60-80m EBTDA are cost synergies)
  - Expected to be EBTDA and cash flow positive during FY24, including the full impact of potential synergies
- Balance sheet strength supporting sustainable growth following A$148.7m fully underwritten placement and up to A$50m non-underwritten share purchase plan[7] with more capital runway to execute on potential synergies
  - Improved capital recycling driven by an increase in volume coming from Pay in 4 to c. 60%

Notes: market data sourced from IRESS as of 25 February 2022. 1. Each of Charlie Youakim, Paul Paradis, Larry Diamond and Peter Gray have made their respective voting commitments via their respective shareholding entities. 2. As part of the Proposed Transaction, Zip is also establishing an American Depository Receipts program (with such securities required to be listed on a US exchange as a condition to the closing of the Proposed Transaction) (the Zip ADRs) and Sezzle stockholders outside of Australia may elect under and subject to the terms of the definitive merger agreement to receive 0.98 Zip ADRs for every share of Sezzle common stock owned in lieu of receiving Zip shares. To the extent that eligible Sezzle stockholders do not elect to receive Zip ADRs by a prescribed date before closing of the Proposed Transaction, they will only be entitled to receive Zip shares. 3. Implied value calculated on a fully diluted basis and based on the closing price of Zip shares of A$2.21 as of 25 February 2022. This excludes the impact of any permitted equity financing that may be undertaken by Sezzle before closing of the Proposed Transaction in accordance with the merger agreement (which is capped at a maximum amount of 24.7m Sezzle shares at a minimum price of A$1.53). 4. Estimated ownership percentage calculated on a fully diluted basis and assumes the inclusion of 78.3m shares issued under the Placement and excludes the impact of any permitted equity financing that may be undertaken by Sezzle before closing of the Proposed Transaction in accordance with the merger agreement (which is capped at a maximum amount of 24.7m Sezzle shares at a minimum price of A$1.53). 5. Please refer to page 16 for more details on the composition of the potential synergies, including the material assumptions. Investors are also referred to the 'Key risks' in Appendix B of this Presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk)) and the Disclaimers in this Presentation, in particular to the paragraph titled 'Cautionary Statement Regarding Forward-Looking Statements', in relation to the risks and uncertainties associated with the targeted potential synergies and other forward looking statements in connection with the Proposed Transaction. The prospective financial information included in this slide, including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved. 6. EBTDA is a financial measure not prepared in accordance with International Financial Reporting Standards ("IFRS") and Generally Accepted Accounting Principles ("GAAP"). 7. Zip reserves the right to increase or decrease the size of the SPP and/or scale back applications under the SPP as its discretion.

3

SEC registration and US listing ● In connection with the Proposed Transaction, Zip will also file with the United States Securities and Exchange Commission (the “ SEC ”) a registration statement on Form F - 4 (which will include a definitive proxy statement of Sezzle and a prospectus of Zip) with respect to the Zip ordinary shares and Zip ADRs to be issued in the Proposed Transaction that will be provided to Sezzle stockholders and a Form F - 6 to register the Zip ADRs ● As part of the Proposed Transaction, Zip is also establishing an ADR program, with such securities required to be listed on a US exchange as a condition to closing of the Proposed Transaction 1 – ADRs allow US investors to invest in non - US companies and give non - US companies easier access to the US capital markets – As Zip will have undertaken this process as part of the Proposed Transaction, this provides Zip with a pathway to explore a US IPO in the future and/or a greater opportunity to access new pools of capital in the US U n der w r it t en equity raising ● Zip is also undertaking an equity raising via a fully underwritten institutional placement of approximately A$148.7m (“Placement”) to eligible institutional, professional and sophisticated investors ● Zip will also be undertaking a non - underwritten Share Purchase Plan to existing eligible Zip shareholders in Australia and New Zealand to raise up to A$50m (“ SPP ”) 2 ● Proceeds of the Placement and SPP will help Zip strengthen its balance sheet and positions Zip for sustainable growth by providing more capital runway to execute on potential synergies from the Proposed Transaction 3 Timing and conditions ● Zip expects to complete the Proposed Transaction by the end of the third quarter of CY2022 ● The Proposed Transaction is subject to various closing conditions, including: – Approval by the requisite vote of Sezzle stockholders and receipt of the requisite Zip shareholder approval; – The new Zip ADRs having been authorised for listing on a US securities exchange; and – Other conditions, including regarding the receipt of regulatory approvals and waivers M a n a g eme n t and Board ● In order to ensure alignment on delivery of the combined company strategy, as part of the Proposed Transaction Zip will expand the Zip Board of directors to nine members, comprising three persons appointed by Sezzle (being, Co - Founder and CEO of Sezzle, Charlie Youakim as an Executive Director, Paul Lahiff and Mike Cutter as Non - Executive Directors), and an independent director mutually agreed between Zip and Sezzle. Diane Smith - Gander will remain the Independent Chairperson of Zip ● Upon closing, Charlie Youakim will become President and CEO of the Americas (US, Mexico and Canada) and Executive Director & President of Sezzle, Paul Paradis will join the US leadership team 4 Transaction overview: key terms (cont’d) Notes: 1. Sezzle stockholders outside of Australia may elect pursuant to and subject to the terms of the definitive merger agreement to receive following the closing 0.98 Zip ADRs for every share of Sezzle common stock owned in lieu of receiving Zip ordinary shares. To the extent that eligible Sezzle stockholders do not elect to receive Zip ADRs by a prescribed election date before closing of the Proposed Transaction, they will only be entitled to receive Zip ordinary shares. 2. Zip reserves the right to increase or decrease the size of the SPP and/or scale back applications under the SPP at its discretion. 3. If the Proposed Transaction does not complete after settlement of the Placement and/or SPP, Zip will use the proceeds from the Placement and/or SPP to improve its balance sheet strength to support growth and for general working capital purposes.

● US based Buy Now, Pay Later platform facilitating fast, secure and easy digital payments ● Provides short term (<2 month) interest - free pay in 4 installment products (paid over 6 weeks) ● Long term installment capability off balance sheet ● Credit building offering through Sezzle Up ● Over 3.4m active customers and over 47k active merchants ● US$1.8bn TTV in the 12 months to December 2021 ● Proprietary technology developed for application layer, fraud detection and real - time credit underwriting engine ● Large key businesses in US and Canada ● Founded by Charlie Youakim (Exec. Chairman & CEO), Paul Paradis (Exec. Director & President) and Killian Brackey (CTO) Merchants & retailers Other institutions (credit agencies, card networks, banks) Payment related E - Commerce platforms Sezzle: A US BNPL platform with strength in SMB 5 Key highlights Omni - channel solutions

TTV Active merc h a n t s 1 Total revenue % of TTV Active cu s t o mer s 2 Average annual transactions 4 Re p eat usage 3 49x Average annual transaction for Top 10% of Consumers 47 ,000 As of Dec. 2021 9 2 .8 % As of Dec. 2021 3.4M As of Dec. 2021 5 . 9% 4Q21 Notes: 1. Active merchants is defined as merchants who have had transactions through the Sezzle Platform in the last twelve months, not subject to a minimum required number of transactions criteria. 2. Active customers is defined as unique end users who have purchased through the Sezzle Platform within the last twelve months. 3. Repeat usage is defined as cumulative orders made by returning end - customers to date relative to total cumulative orders to date. 4. Based on TTV over rolling 12 - month period ended 31 December 2021. Total Transaction Volume (TTV) (US$bn) Total revenue (US$m) LTM Dec. 2020 $ 0.9 +1 1 1 % YoY LTM Dec. 2021 $ 1.8 LTM Dec. 2020 LTM Dec. 2021 U S $2.3B Dec. 2021 annualised $ 58.8 $ 115.3 +95% YoY Sezzle: continued strong growth across key metrics 6 Key Metrics

Sezzle: industry recognition across product capabilities, customer and employee experiences

Industry recognition of Sezzle's technology and product capabilities

Sezzle has attracted and retained top BNPL talent with a leading management team

Product

Google Play
4.8 ★★★★★
32,500 Reviews

App Store
4.9 ★★★★★
78,100 Reviews

Customer

Certified B Corporation

Trustpilot
4.7 ★★★★★
8,700 Reviews

Employee

Forbes
Best Startup Employer 2020

2021 Inc. Best Workplaces

Core capabilities

- Product development
- Technology and engineering
- Data analytics
- Credit risk decisioning

7

BNPL expected to be the fastest growing eCommerce payment method over the next two years 3 Significant opportunity in the global BNPL space $25t $ 5 .5t 2. 1% 2x 1.6% 3x Source: 1. eMarketer Global Ecommerce Forecast, 2021. 2. Retail Trade in the US, Ibis World, 2021. 3. Based on North America, Worldpay Global Payments Report, 2021. Note: 4. Based on eCommerce BNPL penetration rates 2020 - 2024. 5. Figures in USD. With the capabilities to accelerate in the US, our highest priority Richer product suite and roadmap Strong merchant network Two sided revenue model Enlarged customer base Broader partnership set Deeper talent base Diversified industry verticals 8 A. Transformational combination G l obal: US: Addressable retail market 1,2,5 BNPL penetration of eCommerce spend 3,4 Estimated growth in BNPL penetration of eCommerce (by 2024) 3,4

Enhanced US footprint with strong Pay in 4 offering Notes: As at 31 December 2021 for Zip and Sezzle – last 12 months; Sezzle financials converted to AUD using exchange rate of 1.3979; US includes Canada for Sezzle. Geographic mix (by TTV) Product mix (by TTV) 9 A. Transformational combination 50% 48% 100% 38% 60% Pro - forma US AN Z Other market s 2% 99% 60% Pro - forma Pay in 4 Account, longer d u rat ion US accounting for c. 60% of TTV on a combined basis Pay in 4 accounting for c. 60% of TTV on a combined basis A$7 . 9 bn A $2 . 5bn <1% A $10. 4 bn 2% A$7 . 9 bn A $2 . 5bn 1% A $10. 4 bn 40% 50% 50%

Zip and Sezzle deliver global scale and an enhanced customer and merchant network in the US Notes: 1. Customer and merchant numbers based on Zip and Sezzle’s definition of customers and merchants: Zip (number of active customer accounts and accredited merchants) and Sezzle (active customer and merchant accounts transacting within the last 12 months). 2. As at 31 December 2021 for Zip and Sezzle. 3. Zip and Sezzle pro forma metrics exclude potential synergies and any customer or merchant overlap. Global customers (m) 1,2,3 US customers (m) 1,2,3 Global merchants (k) 1,2,3 US merchants (k) 1,2,3 Pro forma metrics exclude any customer or merchant overlap and any potential synergies (which have the potential to exceed the financial impact of overlap). Estimated c. 25% customer overlap which reflects potential to cross - sell to 75% of Sezzle’s customer base 10 A. Transformational combination 9 . 9 3.4 13 . 3 Pro Forma 1 5.7 3.1 8. 8 Pro Forma 1 81.8 47.0 128.8 Pro Forma 1 18.5 42.0 60.5 Pro Forma 1

Providing Zip and Sezzle customers access to each other's product suite to drive deeper engagement

B. Meaningful customer benefits

Combined proposition for US customers

	Zip	Sezzle
Merchant network[1]	18.5k	42.0k
Products	Short duration	Short duration, long duration, credit builder
Channels	App (open loop), check-out, in-store	Check-out, in-store
Merchant focus	Enterprise	SMB, enterprise[3]
Engagement (Top 10%)	44x[4]	49x[5]

Complementary US product suite

Select Products	Zip	Sezzle	**Pro Forma**
Short Duration	✓	✓	✓
Long Duration	✕	✓ (off-balance sheet)	✓ (off-balance sheet)
SMB	✕	✓	✓
Enterprise	✓	✓[3]	✓
Rewards	✓	✓	✓
Bank Partnership	✓[2]	✕	✓
Credit Builder	✕	✓	✓
Physical Card	✓	✕	✓

Notes: 1. As at 31 December 2021. 2. Partnership with WebBank announced November 2021. 3. Sezzle's primary focus is SMB merchants, with a select focus on enterprise merchants. 4. Based on active app customers in the 12 months to December 2021. 5. Based on TTV over rolling 12-month period ended 31 December 2021.

11 Zip

Deepening our commitment to customers through a shared product vision

B. Meaningful customer benefits

- Customer solutions
- Merchant solutions
- Incremental Sezzle solutions



BNPL Payments
Budgeting and Rewards
Payment Flexibility
Full Service Digital Wallet
Long term BNPL (off-balance sheet)
Short term BNPL
Bills
Merchant interest program
Single global integration
PFM
Credit Builder
Savings Account
Rewards
Crypto
Merchant interest
Zip Business
Physical cards
Debit spend (Pay Now)
Subscriptions
Zip Business Finance
Cross-border
Express Checkout
Virtual card integration
Remember Me
WALLET VISION
Spend and Earn
Budget and Learn
Banking
Save and Invest
MERCHANT VISION
Payments
Demand Generation
Analytics & Insights
Growth Solutions

Notes: Mix of current and future product roadmap.

12

Driving customer engagement and unit economics through access to Zip's open loop network

Access to Zip's unique model to support sustainable growth

B. Meaningful customer benefits

sezzle

Sezzle customers gain access to open loop network (higher margin product)

Open Network: Customers ability to shop anywhere is **unlocking spend in new categories**



In Store
Hi there, Emily

Integrated Network: Organic growth through our wallet is driving **demand for our integrated partners**

Zip customers gain access to a broad range of US based SMBs

zip

US TTV channel mix (CY21) (illustrative)



Checkout
App
Sezzle's significant low cost customer acquisition channel
Zip's high engagement and unit economics app product
zip
sezzle

13

C. Complementary merchant networks

Brings together highly complementary enterprise and SMB merchant networks across a diverse set of verticals...

Combined proposition for US merchants

	Zip	Sezzle
Customer network[1,2]	5.7m	3.1m
Products	Pay in 4	Pay in 4, long duration
Other merchant services	Merchant dashboard, self service sign-up	Merchant funding
Pricing model	Customer pays, merchant pays	Merchant pays
Channel	App (open loop), check-out, in-store	Check-out, in-store
Industry strengths	Fashion, marketplaces, electronics	Apparel and accessories, home, beauty, outdoors

Highly complementary merchant networks (enterprise shown only)

Zip

SHEIN, FASHIONNOVA, MERCARI, Microsoft, newegg, Fanatics

sezzle

TARGET, IKEA, Wakefern Food Corp., Pure Hockey, Bass Pro Shops

Extensive opportunity to diversify and penetrate non-traditional BNPL verticals e.g. home improvement and outdoors

Notes: 1. As at 31 December 2021. 2. Customer numbers based on Zip and Sezzle's definition of customers: Zip (Number of active customer accounts) and Sezzle (Active customer accounts transacting within the last 12 months).

14

Diversified product suite, with c. 60% of TTV from capital efficient Pay in 4 c. 129k merchants globally across a diverse mix of verticals 1 Healthy (c. 6 - 7%) revenue margins across both businesses >A$18 billion installments underwritten 2 on a combined basis Proof points c. 13m customers globally¹ …strengthening the combined company’s capabilities to win together Products Short and long duration installments in the US delivered through a single checkout experience Network Flexibility A high margin, open loop app combined with a strong merchant network enabling Zip and Sezzle customers to BNPL everywhere Revenue Model A two sided revenue model that optimises economics to support merchants across any vertical Risk Management Combined data and credit assets to drive improved decisioning for merchants and reduce costs Global Scale A truly global payments technology company with strong presence in the US and access to emerging markets 15 C. Complementary merchant networks Notes: 1. Zip and Sezzle pro forma metrics exclude potential synergies and any customer or merchant overlap. Customer and merchant numbers based on Zip and Sezzle’s definition of customers and merchants: Zip (Number of active customer accounts and accredited merchants) and Sezzle (Active customer and merchant accounts transacting within the last 12 months). 2. Represents all time TTV for Zip and Sezzle as at 31 December 2021.

Potential to realise up to c. $130m in EBTDA synergies, supporting Zip's path to profitability

D. Synergies & path to profitability

Component	Potential synergy	Potential opportunities	Timing
Cost synergies	**c. A$60-80m** EBTDA benefit	• Reduction in combined employee expenses and duplicative roles (e.g. corporate functions) • Increased efficiencies and scale reducing future headcount requirements • Other opex reductions including general & administrative costs and rationalisation of technology	**FY24**
Revenue and net transaction margin synergies	**c. A$40-50m** EBTDA benefit	• Access to new merchants with larger customer base • Increased Sezzle customer engagement via Zip app with strong unit economics • Zip customers to transact with Sezzle integrated merchants • Scale driving funding and processing cost efficiencies	**FY24**

Additional information	
	• Realisation of potential synergies targeted to commence from FY23, with full realisation targeted from FY24, the first full year of ownership • Estimated one-off transaction and integration costs in total of A$60m forecast over two years to support immediate execution and extraction of potential synergies

Notes: The prospective financial information included in this slide, including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved. Investors are also referred to the 'Key risks' in Appendix B of this Presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk)) and the Disclaimers in this Presentation, in particular to the paragraph titled 'Cautionary Statement Regarding Forward-Looking Statements', in relation to the risks and uncertainties associated with the targeted potential synergies and other forward looking statements in connection with the Proposed Transaction. Financial information may also include measures (such as EBTDA) which may not be prepared in accordance with IFRS and GAAP. For more information on non-IFRS and non-GAAP financial measures see 'Financial and Other Information" on slide 43 of this Presentation.

16

Robust plan to deliver near-term and medium term financial benefits

E. Accretion and balance sheet strength

Near term financial outlook	**Accretion**	• Proposed Transaction expected to be accretive to revenue per share and EBTDA per share in FY24F, including the full impact of potential synergies
	Synergies and EBTDA profitability	• Expect to realise material cost synergies and opportunities for revenue and margin uplift with EBTDA benefits of up to c. A$130m EBTDA in FY24 (of which A$60-80m EBTDA are cost synergies) - Expect to be EBTDA and cash flow positive during FY24, including the full impact of potential synergies • In parallel Zip is focused on right sizing its global cost base as well as reviewing capital allocation to all markets in line with their path to positive cashflow
	Balance sheet and improved capital recycling	• Balance sheet strength supporting sustainable growth following A$148.7m fully underwritten placement and A$50m non-underwritten SPP with more capital runway to execute on potential synergies - Improved capital recycling driven by an increase in volume coming from Pay in 4 to c. 60%
Medium term financial outlook		• Target NTM margin for the pro forma business of >2.5% including full impact of potential synergies • Strong EBTDA and cash flow from FY24 including the full impact of potential expected EBTDA synergies of up to c. A$130m

Notes: The prospective financial information included in this slide, including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved. Investors are also referred to the 'Key risks' in Appendix B of this Presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk)) and the Disclaimers in this Presentation, in particular to the paragraph titled 'Cautionary Statement Regarding Forward-Looking Statements', in relation to the risks and uncertainties associated with the targeted potential synergies and other forward looking statements in connection with the Proposed Transaction. Financial information may also include measures (such as EBTDA) which may not be prepared in accordance with IFRS and GAAP. For more information on non-IFRS and non-GAAP financial measures see 'Financial and Other Information" on slide 43 of this Presentation.

17

18 Placement size and structure ● Fully underwritten institutional Placement to eligible institutional, professional and sophisticated investors to raise approximately A$148.7m ● Issue of approximately 78.3 million new fully paid ordinary shares in Zip (“Placement Shares”), equal to 13.3% of current Zip ordinary shares on issue as at Friday, 25 February 2022 Use of proceeds ● Proceeds from the equity raising will be used to improve balance sheet strength and support sustainable growth, with more capital runway to execute on potential synergies 1 Placeme n t pricing ● Fixed price of A$1.90 per Placement Share (“ Placement Price ”). This represents a: − 14% discount to Zip’s last closing price on Friday, 25 February 2022 of A$2.21 per share; and − 15% discount to the 5 - day volume weighted average price (“ VWAP ”) of Zip ordinary shares up to and including 25 February 2022 of A$2.23 per share Share purchase plan ● Eligible Zip shareholders 2 will have the opportunity to participate in a non - underwritten SPP to raise up to A$50m 3 ● The issue price for new shares in the SPP will be the lower of the Placement Price and a 2.0% discount to the 5 - day VWAP of Zip ordinary shares up to and including the closing date of the SPP ● SPP offer document expected to be sent to eligible shareholders on 11 March 2022 Ranking ● New shares issued under the Placement and SPP will rank equally with existing Zip ordinary shares from their respective issue dates Underwriting ● The Placement is underwritten 4 ● The SPP is not underwritten Equity raising – balance sheet strength to support sustainable growth with runway to execute on potential synergies Notes: 1. If the Proposed Transaction does not complete after settlement of the Placement and/or SPP, Zip will use the proceeds from the Placement and/or SPP to improve its balance sheet strength to support growth and for general working capital purposes. 2. Eligible shareholders are those registered in Australia and New Zealand subject to exceptions noted in the SPP offer booklet. 3. Zip reserves the right to increase or decrease the size of the SPP and/or scale back applications under the SPP at its discretion. 4. Refer to Appendix C of this document for a summary of the key terms and conditions of the underwriting agreement.

Key information for the Placement and the SPP

Placement timetable

Event	Date
Announcement of completion of the Placement	Tuesday, 1 March 2022
Settlement of Placement Shares issued under the Placement	Thursday, 3 March 2022
Allotment and commencement of trading of Placement Shares issued under the Placement	Friday, 4 March 2022

SPP timetable

Event	Date
Record date for SPP	7:00 pm (AEDT), Friday, 25 February 2022
SPP offer opens and dispatch SPP documents to shareholders	Friday, 11 March 2022
SPP offer closes	5:00 pm (AEDT), Friday, 1 April 2022
SPP results announced	Wednesday, 6 April 2022
Settlement and allotment of the SPP Shares issued under the SPP	Friday, 8 April 2022
Expected quotation on the ASX and normal trading of the SPP Shares issued under the SPP	Monday, 11 April 2022
Dispatch of allotment confirmations / holding statements for the SPP Shares issued under the SPP	Monday, 11 April 2022

Notes: The above timetable is indicative only and subject to variation. Zip reserves the right to alter the timetable at its absolute discretion and without notice, subject to ASX Listing Rules and the Corporation Act 2001 (Cth) and other applicable law. All dates and times are Australian Eastern Daylight Time unless otherwise stated.

19 zip

Concluding comments and takeaways

A	**Transformational combination**	Pro forma business with 13.3m customers and 128.8k merchants globally and 8.8m customers and 60.5k merchants in the US, our highest priority geography[1]
B	**Immediate customer benefits**	More complete product suite including short and long duration installments, and driving deeper engagement through access to Zip's open loop network
C	**Complementary merchant networks**	Enterprise and SMB strength with extensive opportunity to diversify and penetrate non-traditional BNPL verticals e.g. home improvement and outdoors
D	**Synergies & path to profitability**	Potential to realise material synergies with EBTDA benefits of up to c. A$130m in FY24 (of which A$60–80m are cost synergies)[2]; expect to be EBTDA and cash flow positive during FY24
E	**Accretion and balance sheet strength**	Balance sheet strength positioned for sustainable growth with capital runway to execute on potential synergies; with ADR program providing Zip with the opportunity to access US capital markets

Compelling business combination with a strong financial outlook and significant scale to accelerate growth in the US

Notes: 1. Zip and Sezzle pro forma metrics exclude potential synergies and any customer or merchant overlap. Customer and merchant numbers based on Zip and Sezzle's definition of customers and merchants: Zip (number of active customer accounts and accredited merchants) and Sezzle (active customer and merchant accounts transacting within the last 12 months). 2. Please refer to page 16 for more details on the composition of the potential synergies, including the material assumptions. Investors are also referred to the 'Key risks' in Appendix B of this Presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk)) and the Disclaimers in this Presentation, in particular to the paragraph titled 'Cautionary Statement Regarding Forward-Looking Statements', in relation to the risks and uncertainties associated with the targeted potential synergies and other forward looking statements in connection with the Proposed Transaction. The prospective financial information included in this slide, including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved.

20

Appendix A: Supporting Information

Pro forma balance sheet

31 December 2021[1]	Zip (A$m)	Sezzle (US$m)	Sezzle (A$m)[2]	Acquisition Adjustments (A$m)	Capital Raise Adjustments (A$m)[4]	Total Adjustments (A$m)[3]	Pro Forma (A$m)
Assets							
Cash and cash equivalents	266.8	78.9	110.3	(30.0)	148.7	118.7	495.8
Other receivables	64.0	8.4	11.8	-	-	-	75.8
Term deposit	1.5	0.0	0.0	-	-	-	1.5
Customer receivables	2,497.0	134.0	187.3	-	-	-	2,684.4
Investment in associates	73.3	-	-	-	-	-	73.3
Property, plant and equipment	4.4	0.7	0.9	-	-	-	5.3
Right-of-use assets	4.8	0.5	0.7	-	-	-	5.5
Intangible assets	250.5	0.9	1.3	-	-	-	251.8
Goodwill	894.2	-	-	438.4	-	438.4	1,332.6
Total assets	**4,056.5**	**223.4**	**312.3**	**408.4**	**148.7**	**557.2**	**4,926.0**
Liabilities							
Trade and other payables	74.5	7.4	10.3	-	-	-	84.8
Employee provisions	8.5	3.5	4.9	-	-	-	13.4
Deferred contingent consideration	19.3	-	-	-	-	-	19.3
Lease liabilities	5.1	0.3	0.4	-	-	-	5.4
Borrowings	2,368.7	174.5	243.9	-	-	-	2,612.6
Financial liabilities - convertible notes and warrants	418.7	-	-	-	-	-	418.7
Total liabilities	**2,894.8**	**185.6**	**259.5**	**-**	**-**	**-**	**3,154.3**
Net Assets	**1,161.7**	**37.8**	**52.8**	**408.4**	**148.7**	**557.2**	**1,771.7**
Equity							
Issued capital	1,865.7	164.6	230.1	261.1	148.7	409.9	2,505.7
Reserves	143.0	0.6	0.8	(0.8)	-	(0.8)	143.0
Convertible notes - equity	114.5	-	-	-	-	-	114.5
Accumulated losses	(961.4)	(127.4)	(178.1)	148.1	-	148.1	(991.4)
Total equity	**1,161.7**	**37.8**	**52.8**	**408.4**	**148.7**	**557.2**	**1,771.7**

Notes: 1. The historical financial information does not include any adjustments to Sezzle's accounting policies that may be required to reconcile US GAAP with Zip's IFRS accounting practices. 2. Sezzle financials converted to AUD using exchange rate of 1.3979. 3. Preliminary goodwill calculation based on implied purchase price estimated using Zip's 25 February 2022 closing share price of A$2.21 and a maximum of 222.3m diluted shares outstanding for Sezzle. Financials are also subject to adjustment for actual purchase price adjustments and costs on the acquisition date of the Proposed Transaction. 4. The proceeds from the issuance of capital has been shown net of estimated transaction costs.

22

Appendix B: Key Risks

1.1. Completion risks Zip expects the Proposed Transaction to proceed as advised in this Presentation. If the Proposed Transaction fails to complete or completion is delayed, Zip may not be able to realise some or all of the benefits that it expects to achieve within its expected timeframe or at all. Failure to complete the Proposed Transaction or delay completion of the Proposed Transaction may be due to circumstances outside of Zip’s control, including intervention by a regulatory body or order of a court of competent jurisdiction that imposes conditions, terms, obligations or restrictions in connection with their approval of the Proposed Transaction, a failure to satisfy any of the conditions precedent to the merger agreement between Zip and Sezzle (“ Merger Agreement ”), or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, amongst other factors. Completion may also be impacted or prevented as a result of changes in the relevant legal and regulatory frameworks in Australia, the United States or other relevant jurisdictions. If completion of the Proposed Transaction is delayed, Zip may incur additional costs and it may take longer than anticipated, if at all, for Zip to realise the anticipated benefits of the Proposed Transaction. 1.2. Due diligence Zip has undertaken a period of due diligence with Sezzle, which relied in part on the review of financial and other information provided by Sezzle. Zip has not been able to verify the accuracy, reliability or completeness of all of the information which was provided to it against independent data. Zip’s assumptions and analysis may be inaccurate, including as a result of incorrect or missing information, flawed analysis methods or incorrect assumptions. There is no assurance that the due diligence conducted was comprehensive and that all material issues and risks in respect of the Proposed Transaction have been completely or accurately identified and avoided (or managed appropriately) and actual performance or circumstances may differ from Zip’s conclusions. There is a risk that unforeseen issues and risks in respect of the Proposed Transaction in relation to Sezzle and its business may arise, which may have a material adverse impact on Zip (for example, Zip may later discover liabilities or issues which were not identified through due diligence). This could adversely affect the operations, financial performance and/or financial position of Zip and Sezzle on a combined basis (the Combined Business ). Importantly, under the terms of the Merger Agreement, representations and warranties will not survive completion of the Proposed Transaction and neither party will have contractual recourse against the other party following completion of the Proposed Transaction with respect to a breach of such representations or warranties. 1.3. Approval by Sezzle stockholders There is a risk that the Proposed Transaction is not approved by the requisite number of Sezzle stockholders as required under Delaware law. If the Proposed Transaction is not approved by Sezzle stockholders, the Proposed Transaction will not proceed and Zip will not be entitled to any break fee or other remuneration solely by virtue of the failure of Sezzle stockholders to approve the Proposed Transaction. 1.4. Approval by Zip shareholders There is a risk that the Proposed Transaction is not approved by the requisite number of Zip shareholders as required under the ASX Listing Rules. If such approval is not obtained, the Proposed Transaction will not proceed. Key risks 24 This section describes the key business risks associated with the Proposed Transaction together with the risks relating to participation in the Placement and the SPP (together, the Capital Raising) that may affect the value of Zip’s shares and Zip’s ADRs . Before investing in Zip, you should be aware that an investment in Zip has a number of risks, some of which are specific to Zip and some of which relate to listed securities generally, and many of which are beyond the control of Zip . The risks set out in this section do not constitute an exhaustive list of all risks involved in an investment in Zip and for the avoidance of doubt, the categorisation of the risks does not limit their relevance to that particular category . Investors should consult their own professional, financial, legal and tax advisers about those risks and the suitability of investing in light of their particular circumstances . Investors should also consider publicly available information on Zip and Sezzle (including information available on the ASX website) before making an investment decision . 1. Proposed Transaction specific risks

1.5. Market value of the consideration The price at which Zip’s shares will be quoted on the ASX and Zip’s American Depository Receipts (“ ADRs ") will be quoted on a U.S. exchange may experience price and volume fluctuations that are due to a number of factors outside Zip’s control and which are not explained by the fundamental operations and activities of Zip. General factors that may affect the market price of Zip’s shares and ADRs include (i) future announcements concerning Zip’s business or Zip’s competitors’ businesses; (ii) economic conditions in both Australia and the US; (iii) investor sentiment, local and international share market conditions; (iv) changes in interest rates and the rate of inflation and central bank policies; (v) he global security situation and the possibility of terrorist disturbances; (vi) pandemics and endemics, including COVID - 19; (vii) changes to government regulation, policy or legislation, in particular taxation laws; (viii) changes in accounting standards, policies, guidance, interpretations or principles; (ix) changes which may occur to the taxation of companies as a result of changes in Australian and foreign taxation laws; (x) adverse resolution of new or pending litigation or other claims against the Combined Business; (xi) announcement of new technologies; (xii) geopolitical instability, including international hostilities and acts of terrorism; (xiii) demand for and supply of Zip’s shares and ADRs; (xiv) analyst reports; (xv) changes to the system of dividend imputation in Australia; (xvi) changes in exchange rates and (xvii) variations in commodity prices. These factors may cause Zip’s shares and ADRs to trade at prices above or below the price at which the securities were initially issued. There is no guarantee of the market price of Zip’s shares and Zip’s ADRs issued as consideration under the Proposed Transaction. Future market prices may either be above or below current or historical market prices. 1.6. Integration risk and realisation of synergies The success of the Proposed Transaction will depend, in part, on Zip’s ability to successfully combine the businesses of Zip and Sezzle, which currently operate as independent companies, including realising the targeted synergies, cost savings and operational efficiencies from the combination. There is a risk that the Combined Business’s success and the operations, financial performance and/or financial position of the Combined Business could be adversely affected if the Sezzle business is not integrated effectively with Zip’s business. There are inherent risks in the integration of Sezzle. Without limiting the possible issues or challenges that could be faced in the integration of Sezzle, there may be issues with the integration of operating and management systems (such as IT, information, or accounting systems),challenges maintaining employee morale and attracting and motivating and retaining management personnel and other key employees, the possibility of faulty assumptions underlying expectations regarding the integration process, consolidating corporate and administrative infrastructures and eliminating duplicative operations and challenges that divert management attention or do not deliver the expected benefits of the Proposed Transaction. Many of these factors will be outside of the Combined Business’s control and these issues may cause unexpected delays, liabilities and costs to the Combined Business. Additionally, there are inherent risks in connection with the targeted potential synergies. For example, there is a risk that the targeted synergies of the Proposed Transaction may be less than estimated or potential synergies are not achieved or take longer to achieve. If the integration of Zip and Sezzle takes longer than expected there may be delays in achieving the targeted potential synergies. In addition, Zip’s initial estimate of the cost of integration may differ from the actual cost of integration. Zip may not be able to realise the targeted cost synergies and/or Zip may not be able to win new customers and merchants (including as required to offset any customer loss as a result of the Proposed Transaction). Further, given the costs associated with implementing the targeted synergies, Zip’s ability to realise the benefits is dependent, in part, on Zip having sufficient capital and other resources to complete the integration in the manner and time period contemplated. The potential achievement of any revenue synergies is also partly dependent upon influencing customer behaviour and therefore may be difficult to achieve. The estimated synergies from the Proposed Transaction are predicative in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved. These risks may have a material impact on the operations, financial performance and/or financial position of the Combined Business and the future price of Zip’s shares and Zip’s ADRs. 1.7. Future earnings risk It is possible that Zip’s financial and business analysis of Sezzle and the Combined Business, and the assumptions made by Zip, draw conclusions and forecasts that are inaccurate, or which will not be realised in due course. To the extent that the actual results achieved by Sezzle and consequently the Combined Business are different than those anticipated, there is a risk that the operations, financial performance and/or financial position of Sezzle, and consequently of the Combined Business, may differ (potentially in a materially adverse way) from the performance and forecasts as described in this Presentation. There is also no guarantee that any prospective future earnings of Zip will be realised after completion of the Proposed Transaction. Depending on the success of the Proposed Transaction, integration of the Sezzle business may have an adverse impact on existing arrangements with merchants and customers as well as the ability to onboard new customers and merchants which may have an adverse impact on future earnings and Combined Business’s ability to realise the same margins in the current economic climate. The prospective financial information of the Combined Business (including in relation to revenue, total transaction value ( TTV ), net transaction margin ( NTM ), expenditure, cash flow, EBTDA) is presented for illustrative purposes only and is not necessarily indicative of what the Combined Business’s actual financial position or results of operations will be and such financial information may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved. Investors should also note that Presentation contains pro forma historical financial information, which is provided for illustrative purposes only and is not represented as being indicative of Zip’s (or anyone else’s) views on the Combined Business’s future financial condition and/or performance. Key risks (cont’d) 25 1. Proposed Transaction specific risks

Key risks (cont’d) 1.8. Regulatory risks in United States and other countries Under the Proposed Transaction, Zip will be acquiring an entity incorporated in Delaware, and consequently Zip must comply with the laws and regulations of Delaware and the United States in relation to the Proposed Transaction as well as the laws and regulations relating to operating a business in the countries where Sezzle operates (which currently includes the United States, Canada, Germany and India). Any material breach of the relevant legal or regulatory obligations or failure to meet compliance requirements may have an adverse impact on, or will prevent completion of, the Proposed Transaction, and may also have an adverse impact on the operations, financial performance and/or financial position of the Combined Business. 1.9. Historical liabilities If the Proposed Transaction is consummated, Zip will have exposure to any liabilities that Sezzle has incurred or agreed to incur in the past, including liabilities in connection with the Proposed Transaction, such as adviser fees, payments under management incentive plans and those triggered by future control transactions. Zip's exposure to liabilities may be greater than expected, and for which insurance may not be adequate or available. These could include liabilities relating to current or future litigation, regulatory actions, and other liabilities. Such liability may adversely affect the operations, financial performance and/or financial position of the Combined Business. Importantly, under the terms of the Merger Agreement, representations and warranties will not survive completion of the Proposed Transaction and neither party will have contractual recourse against the other party following completion of the Proposed Transaction with respect to a breach of such representations or warranties. 1.10. Current business risks and economic conditions Zip and Sezzle operate in a rapidly changing sector that is affected by wider macro and micro economic factors. In the current market, the BNPL sector is experiencing rapid change as a result of increasing competition, lower margins, increased business costs and increased bad debts. In addition, the risk of rising inflation and other economic factors (including COVID - 19 and the associated global uncertainty and central bank policies directed at curbing inflation) may result in an increase in interests rates. Higher interest rates will put further pressure on the margins, costs and expenses of the Combined Business, as such will increase both Zip and Sezzle’s funding costs. If the current market trends continue and external factors outside of Zip’s control continue to put pressure on losses, expenses and the business operations more broadly, this could have a material adverse impact on the operations, financial performance and/or financial position of the Combined Business. In the event of higher interest rates or inflation, or deterioration in Australian, the United States or other global economic conditions, there may be an increase in the likelihood that existing and potential customers will become unemployed or have insufficient income to pay their debts. It may also decrease underlying customer spending that drives demand for Zip’s products. Further, consumer confidence and spending may not necessarily correspond with levels of unemployment or inflation, as consumer confidence and spending have waned even in the absence of such conditions against the backdrop of COVID - 19 and the associated global uncertainty and slowdown. Given this climate of economic volatility and the evolving nature of the BNPL sector, there is a risk that Sezzle and Zip may not be able to effectively manage growth, sustain their current growth rate and maintain their market share as a Combined Business. The Proposed Transaction increases Zip and Sezzle’s exposure to these industry specific risks as it invests further capital and resources into the BNPL sector. This in turn may have a material adverse impact on Zip’s business, financial position, operating and financial performance, growth, and/or the value of its shares. 1.11. Data and cyber security The cyber threat to companies around the world is growing and unrelenting. Zip and Sezzle are online businesses that are not immune to these risks. A cyberattack or hack of Zip or Sezzle’s systems could have serious impacts on the Combined Business's reputation, operational and financial performance. Both Zip and Sezzle collect personal, financial and credit related information on their customers. Security breaches may compromise customer data, which could result in breaches of privacy laws, enforcement actions by regulators, private actions and/or negative publicity, and may damage Zip, Sezzle and consequently the Combined Business’s brand, reputation and consumer confidence. Many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures are costly to implement and often lead to widespread negative publicity following a breach. Further, laws relating to data privacy are evolving across all jurisdictions and any changes to standards may adversely impact the Combined Business’s systems and operating procedures, which may in turn adversely impact the Combined Business's operation and financial performance. Both Zip and Sezzle’s businesses may also be adversely affected by malicious third party applications that interfere with, or exploit, security flaws in its websites. Viruses, worms and other malicious software programs could, among other things, jeopardise the security of information stored in a user’s computer or in Zip or Sezzle’s computer systems or attempt to change the internet experience of users by interfering with Zip or Sezzle’s ability to connect with its users. If Zip, Sezzle and consequently the Combined Business is unable to combat these malicious applications, or if their products and services have actual or perceived vulnerabilities, then each of their business reputation and brand name may be harmed and user traffic could decline, which may result in a material adverse effect on the Combined Business’s operations and, financial performance and/or financial position. 26 1. Proposed Transaction specific risks

1.12. Section 7874 of the Code As described more fully below, under current law, Zip is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Proposed Transaction. A corporation is generally considered a tax resident in the jurisdiction of its organisation or incorporation for U.S. federal income tax purposes. Because Zip will be an Australia incorporated entity, it would generally be classified as a non - U.S. corporation (and, therefore, a non - U.S. tax resident) under the applicable rules. However, Section 7874 of the United States Internal Revenue Code of 1986, as amended (the Code) provides an exception under which a non - U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The percentage (by vote and value) of Zip ordinary shares considered held for purposes of Section 7874 of the Code by former shareholders of an acquired U.S. corporation (e.g., Sezzle) immediately after the Proposed Transaction by reason of holding stock of an acquired U.S. corporation (e.g., Sezzle common stock) is referred to as the “Section 7874 percentage.” Under Section 7874 of the Code, if the Section 7874 percentage is 80% or more, and certain other circumstances exist, Zip will be treated as a U.S. corporation for U.S. federal income tax purposes. If Zip were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would be subject to U.S. corporate income tax on its worldwide income, and the income of its non - U.S. subsidiaries would generally be subject to U.S. tax when deemed recognised under the U.S. tax rules for controlled foreign subsidiaries, including as a result of such subsidiaries having any investments in certain U.S. property such as stock or debt obligations of U.S. affiliates. In such case, Zip would be subject to substantially greater U.S. tax liability than currently contemplated. Additionally, any transactions undertaken by Zip or Sezzle to integrate their combined operations might give rise to U.S. taxable gain. Moreover, in such case, a non - U.S. shareholder of Zip would be subject to U.S. withholding tax on the gross amount of any dividends paid by Zip to such shareholder (subject to an exemption or reduced rate available under an applicable tax treaty). The determination of the Section 7874 percentage is subject to various adjustments under the Code and the U.S. Treasury Regulations promulgated thereunder. These U.S. Treasury Regulations, among other things, disregard, for purposes of determining the Section 7874 percentage, certain non - ordinary course distributions made by Zip during the 36 months preceding the Proposed Transaction, including ordinary course dividends and share repurchases. In addition, for purposes of Section 7874 of the Code, multiple acquisitions of U.S. corporations by a non - U.S. corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of determining the Section 7874 percentage. As a result, even if the Section 7874 percentage was less than 80% in the Proposed Transaction, the United States Internal Revenue Service (the IRS) may assert that the Proposed Transaction should be integrated with one or more of such transactions and treated as a single transaction. Each of Zip and Sezzle believes that the Proposed Transaction is a separate transaction from any such prior transactions and should not be integrated with one or more of such transactions. However, there can be no assurance that the IRS will agree with that position and, in the event that the IRS were to prevail with an assertion that the Proposed Transaction should be integrated with more than one such prior transaction, Zip could be treated as a U.S. corporation for U.S. federal tax purposes. Further, if the Section 7874 percentage were determined to be at least 60% (but less than 80%), and certain other circumstances exist, Section 7874 of the Code would cause Zip to be treated as a “surrogate foreign corporation,” which could erode some of the synergies expected from the Proposed Transaction during the 10 - year period following the closing of the Proposed Transaction. Zip could be prohibited from using its foreign tax credits, net operating losses or other attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person or any income received or accrued by reason of a license of any property by Zip to a foreign related person. Additionally, these rules may limit Zip’s ability to integrate certain non - U.S. operations or access cash earned by certain non - U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities. Based on the rules for determining share ownership under Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, and certain factual assumptions, after the Proposed Transaction, the Section 7874 percentage is expected to be less than 60%. Therefore, under current law, Zip is not expected to be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes as a result of the Proposed Transaction. However, as noted above, determining the Section 7874 percentage is complex and is subject to factual and legal uncertainties. Thus, there can be no assurance that the IRS will agree with the position that Zip should not be treated as a U.S. corporation or a surrogate foreign corporation. Zip may terminate the merger agreement if it has not received an opinion from a nationally recognized tax advisor reasonably satisfactory to Zip as of the closing date concluding that Zip should not be treated as a surrogate foreign corporation for United States federal income tax purposes under Section 7874(a)(2)(B) of the Code or as a domestic corporation for United States federal income tax purposes by reason of Section 7874(b) of the Code as a result of the Proposed Transactions. Key risks (cont’d) 27 1. Proposed Transaction specific risks

1.13. U.S. Federal Income Tax Considerations to U.S. Holders of Sezzle Shares It is expected that the Proposed Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code may apply to the exchange of Sezzle shares for Zip ordinary shares or Zip ADRs by U.S. holders in the Proposed Transaction. With respect to cross - border reorganizations, Section 367(a) of the Code and U.S. Treasury Regulations promulgated thereunder generally require U.S. holders to recognize gain (but not loss) if stock of a U.S. corporation is exchanged for stock of a non - U.S. corporation, by treating a non - U.S. corporation as other than a corporation, unless certain conditions are met. One of those conditions is that the non - U.S. corporation be engaged in an “active trade or business.” This test requires, among other things, that the fair market value of the non - U.S. corporation is at least equal to the fair market value of the U.S. corporation, after making certain adjustments. These adjustments in include deducting from the fair market value of the non - U.S. corporation the value of assets acquired outside of the ordinary course of business that product or are held for the production of passive income, assets acquired from the U.S. corporation, and stock of certain subsidiaries. The determination of whether Zip conducts an “active trade or business” is a fact - intensive determination applying principles and methodologies that are in some circumstances unclear. Whether Zip will satisfy the “active trade or business” test at the time of the closing of the Proposed Transaction is uncertain because, among other things, (i) Zip currently owns a substantial amount of passive assets, including cash, (ii) the valuation of Zip’s assets that generate non - passive income for purposes of this test, including intangible assets, is uncertain and may depend in part on the market prices of Zip’s ordinary shares and Sezzle’s shares at the timing of closing, which may fluctuate substantially, and (iii) the composition of Zip’s income may vary substantially over time. It is anticipated that the Proposed Transaction should satisfy these conditions, although no assurances can be made in this regard. If Sezzle does not obtain a written opinion of a nationally recognized tax advisor that, as of the closing of the Proposed Transaction, the Proposed Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and in respect of the Proposed Transaction, Zip should be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Proposed Transaction (other than a transfer by a shareholder that is a U.S. person and that holds five percent or more of Zip (within the meaning of U.S. Treasury Regulation Section 1.367(a) - 3(b)(1)(i)) immediately following the Proposed Transaction), then Zip shall take such action as is reasonably necessary to cause the Proposed Transaction to be taxable for U.S. federal income tax purposes. If the Proposed Transaction is taxable for U.S. federal income tax purposes, U.S. holders of Sezzle shares generally will recognize gain or loss on their exchange of Sezzle shares for Zip ordinary shares or ADRs in the Proposed Transaction, in an amount equal to the excess of the fair market value of the Zip ordinary shares or ADRs received over the adjusted tax basis of the Sezzle shares exchanged therefor. Such gain or loss must be determined separately for separate blocks of Sezzle shares (i.e., shares acquired at different times or prices). Any such gain or loss would generally be capital gain or loss, and generally would be long - term capital gain or loss if the U.S. holder’s holding period for the Sezzle shares exceeds one year at the time of the closing of the Proposed Transaction. Preferential tax rates may apply to long - term capital gain of a U.S. holder that is an individual, estate, or trust. There are no preferential tax rates for long - term capital gain of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations. The adjusted tax basis in the Zip ordinary shares or ADRs received would be equal to the adjusted tax basis of the Sezzle shares exchanged therefor, increased by the amount of gain recognized in such exchange, if any. The foregoing summary of potential U.S. federal income tax considerations of the Proposed Transaction addresses only holders who hold their Sezzle shares as capital assets within the meaning of the Code (generally, property held for investment) and does not address all of the tax considerations that may be relevant to holders in light of their particular circumstances or to certain types of holders subject to special treatment under the Code, including, without limitation, holders who will hold (directly, indirectly, or constructively) five percent or more of either the total voting power or the total value of the stock of Zip immediately following the Proposed Transaction. This discussion is not intended as tax advice. Sezzle shareholders are urged to consult their tax advisors to determine the applicable U.S. federal, state, local and non - U.S. tax consequences, including any non - income tax consequences, to them of exchanging Sezzle shares for Zip ordinary shares or Zip ADRs pursuant to the Proposed Transaction in light of their particular circumstances. Key risks (cont’d) 28 1. Proposed Transaction specific risks

2.1. Legal and regulatory Post completion of the Proposed Transaction, Zip will operate in a number of new jurisdictions including India and Germany, in addition to its existing jurisdictions, each with differing legal and regulatory requirements. Zip will be subject to additional legal, regulatory, tax, licensing, and compliance requirements in respect of such new jurisdictions that may be materially different from the requirements in the jurisdictions in which Zip now operates, and a failure to comply with such local compliance obligations could result in a regulator commencing an investigation of Zip or taking enforceable actions, commencing proceedings, and/or seeking fines, undertakings, penalties, or licence revocation. After completion of the Proposed Transaction, the legal, regulatory, tax, licensing, and compliance requirements in new jurisdictions may impose stricter or more onerous requirements than those which Zip is currently familiar with and implementing them may disrupt its business or cause it to incur significantly more costs to comply with such laws. Zip will also have significantly increased presence and footprint in a number of jurisdictions in which it currently operates, including the United States and Canada. Zip will be subject to the relevant legal, regulatory, tax, licensing, and compliance requirements in respect of such jurisdictions, and a failure to comply with such local compliance obligations could result in a regulator investigating Zip or taking enforceable actions, commencing proceedings, and/or seeking fines, undertakings, penalties, or licence revocation. Additionally, there has been an increased supervisory, regulatory and enforcement focus on compliance with anti - money laundering and counter - terrorism financing laws ( AML/CTF laws ). Ineffective implementation, monitoring or remediation of the Combined Business’s policies, systems and controls in place designed to manage its obligations under AML/CTF laws could give rise to future compliance issues. Any such issues could lead to regulatory investigations, reviews, enforcement action, as well as potential litigation by third parties and adverse media coverage. Regulators across the globe have been showing a growing interest in the BNPL industry and there has been increased scrutiny of industry participants’ compliance with regulatory requirements. Consequently, there is a risk that new or modified laws or regulations or regulatory guidance will be introduced which may impose significant compliance costs, or even make it uneconomic for the Combined Business to continue to operate in its current markets. Any regulatory changes may adversely affect the Combined Business’s business and operations by negatively impacting its operations, financial performance and/or financial position. Additionally, the imposition of new compliance obligations that the Combined Business fails to comply with may result in administrative or enforcement action. In addition, existing laws or regulations may be subject to differing or new interpretations by regulators and others over time. Furthermore, changes in the various regulatory regimes in the future, including without limitation any potential requirement for BNPL entities to provide retrospective compensation for customers such as those being considered under investigations of the Consumer Financial Protection Bureau in the United States and Financial Conduct Authority in the United Kingdom, may also impact the Combined Business’s ability to effectively manage growth, sustain their current growth rate and maintain their market share as a Combined Business. Other legal or regulatory risks include changes in privacy, consumer or credit laws . Such risks could increase compliance costs and affect Zip’s reputation in the market . Zip may also be subject to disputes, claims or litigation including in relation to either Zip or Sezzle’s intellectual property, contractual and employment disputes, and Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification . 2.2 Competition With increasing awareness and consumer acceptance of BNPL products, a number of new entrants are joining the established players in the BNPL sector. Established players from offshore may also enter the market, who may attempt to take market share through discounting merchant service fees or financially incentivising local retailers. The significant numbers of existing players and new entrants into the BNPL sector, including and not limited to large financial institutions and other technology players such as including Shopify, PayPal, Block and Apple (among many others), may have a significant impact on the competitiveness of the Combined Business and may adversely impact the ability of the Combined Business to achieve growth and maintain its margins. With increased competition in the BNPL industry there is a risk that the Combined Business’s technology may be superseded by other technology or changes in business practices or that current or future competitors can develop technologies that would allow them to offer products at a cost or quality that gives them a significant advantage over the Combined Business’s products. Additionally, current and future competitors may have greater scale and resources, including access to capital, than the Combined Business. While the Combined Business may not be successful in offering services and systems that remain current with the continuing changes in technology, evolving industry standards and changing customer preference, whether in a timely manner or not, or expenses may be greater than expected. This may materially and adversely impact the Combined Business’s operations, financial performance and/or financial position. Key risks (cont’d) 29 2. Zip risks, including post completion

2.3. Loss of key contracts and relationships The continued success of the Combined Business relies on each of Sezzle and Zip retaining their key contracts including their third party merchant partners. There is no guarantee that the key contracts and partnerships will continue after the Proposed Transaction and if they do continue, that they will be successful. For example, there is a risk that specific merchants may seek to terminate their agreements with Sezzle as a result of a change of control or for convenience following completion of the Proposed Transaction. There is also a risk Sezzle and Zip will be unable to increase their merchant network, base of consumers and underlying merchant sales following completion of the Proposed Transaction. Any loss of key merchants or contracts as a result of the Proposed Transaction may result in a material adverse impact to the operations, financial performance and/or financial position of the Combined Business. 2.4. Additional requirements for capital and funding and existing funding facilities Access to capital and funding is a fundamental requirement for the success of Zip’s business. The Proposed Transaction may result in unforeseen requirements for additional capital to maintain the business of the Combined Business, including as required to achieve the targeted synergies. The Combined Business may not be able to secure financing on favourable terms, or at all, to meet its future capital needs, and therefore additional capital raisings that could dilute the capital of Zip or additional debt facilities may be required. Any existing and future debt financing may contain covenants that impact the operation of the Combined Business’s business and pursuit of business opportunities. Zip’s ability to conduct a capital raising in the future will depend on the market conditions at the time and any further volatility in the share market or a significant fall in the price of Zip’s shares and Zip’s ADRs increase the risk that Zip may not be able to raise sufficient capital (or at all). Zip and Sezzle each have various financing arrangements in place in Australia and overseas, including various warehouse facilities to support the funding of purchases by customers. The terms of these facilities and future instruments governing the Combined Business debt may contain covenants which impose significant operating and financial restrictions on the Combined Business. Such covenants could limit the Combined Business’s ability to finance its future operations and capital needs and the Combined Business’s ability to pursue business opportunities and activities that may be in its interest. Additionally, if repayments are not made under these warehouse facilities, or certain terms and conditions are not satisfied, it could result in an event of default or other adverse change under these facilities and Zip’s and Sezzle’s lenders may be entitled to various rights and remedies adverse to Zip and Sezzle, including increased interests payments, the right to impose restrictions on Zip and Sezzle’s ability to use the respective facility and/or to terminate their respective funding arrangements. Zip and/or Sezzle may breach the conditions of their financing arrangements either before on or after completion of the Proposed Transaction, which would require Zip and/or Sezzle to seek waivers from the relevant obligations. In these circumstances, Zip and/or Sezzle’s capacity to pay their merchants and other creditors may be diminished if they or the Combined Business is unable to obtain such waiver or secure additional funding on the same or other acceptable terms. If the Proposed Transaction completes, Zip will be exposed to Sezzle’s existing financing facilities with third party banks and may not be able to receive relevant waivers required under these facilities, which could result in an event of default (or other adverse change under these facilities) and have a material adverse effect on Zip. Additionally, there is no guarantee that the existing merchant funding facilities will remain viable in the future and there is a risk that Zip will be unable to exit or obtain future asset funding facilities after integration with the Sezzle business. This could result in damage to the Combined Business’s brand, growth, and ability to fund its business. Additionally, there are a variety of funding risks inherent in Zip’s and Sezzle’s financing sources which are particularly heightened in the current economic environment. A dispute, or a breakdown in the relationship, between Zip and/or Sezzle and their respective financiers, a failure to reach a suitable arrangement with a particular financier, or the failure of a financier to pay or otherwise satisfy its contractual obligations (including as a result of insolvency, financial stress or the impacts of COVID - 19), could have an adverse effect on the reputation and/or the financial performance of Zip, Sezzle and the Combined Business. The loss of financing or an adverse impact on Zip’s or Sezzle’s financing as a consequence of the Combined Business or other external factors could have a material impact on Zip’s business, operating and financial performance. For the avoidance of doubt, Zip may be exposed to the above risks before completion of the Proposed Transaction and irrespective of completion of the Proposed Transaction. 2.5. Loss of key management personnel The success and performance of the Combined Business relies on the effectiveness, talent and experience of key management personnel. The proposed management team that will remain after the Proposed Transaction are highly experienced and have significant knowledge, talent and experience in executing growth strategies in the BNPL industry. The loss of any key personnel including senior management such as the founders and early stage employees across Zip or Sezzle, could cause disruption to the conduct of the Combined Business’s business in the short term and may have a material adverse impact on the Combined Business’s operations, financial performance and/or financial position. It may be difficult to replace key personnel, or to do so in a timely manner or at comparable expense. Key risks (cont’d) 30 2. Zip risks, including post completion

2.6. Reputational damage The Combined Business will rely heavily on its reputation to retain and increase its customer base, merchant partnerships and relationships after the Proposed Transaction . Maintaining Zip’s and Sezzle’s reputations in the future as the Combined Business will be part of the Combined Business’s business strategy . However, there is no guarantee that the Proposed Transaction will have a positive impact on the reputation of the Combined Business . If the Combined Business’s reputation is diminished by the Proposed Transaction, including as a result of the provision of services or integration of Zip and Sezzle (including via any brand unification), customers, consumers, merchants, technology partners or other parties may cease to do business with the Combined Business, which may adversely affect Zip’s or Sezzle’s ability to offer its respective services, which may materially impact the Combined Business’s operations, financial position and/or financial performance . 2.7. Technology outages As an online provider of financial services, the Combined Business will be heavily reliant on the availability of communications networks and cloud services providers. Outages have the potential to prevent both customer acquisition, payment processing and the day - to - day operation of the Combined Business’s platforms. Extended outages may damage consumer confidence in the brand. Capacity constraints arising as a result of the Combined Business’s reliance on communications networks and cloud services providers may hinder the Combined Business’s ability to increase transaction volumes, which could adversely affect the Combined Business’s operations, financial performance and/or financial position. 2.8. Macroeconomic conditions, including COVID - 19 Adverse macroeconomic conditions could have an impact on the retail sector and consumers’ willingness to be exposed to debt, leading to lower demand for BNPL products which could adversely affect the Combined Business’s operations, financial performance and/or financial position. Sustained periods of economic downturn leading to increased unemployment, higher cost of living and increased interest rates may impact customers’ ability to repay debt, leading to lower demand, which could adversely affect the Combined Business’s operations, financial performance and/or financial position. The ongoing COVID - 19 pandemic has had a significant impact on the global economy and the ability of individuals, businesses, and governments to operate. There continues to be considerable uncertainty as to the duration of and further impact of COVID - 19 and related variants, including in relation to government, regulatory or health authority actions, work stoppages, lockdowns, quarantines and travel restrictions and the impact on the Australian, United States and global economy and share markets. The COVID - 19 pandemic and related containment measures, as well as other macroeconomic events, including central bank policies to curb inflation and future government actions, may have an impact on end customers’ abilities to repay debt and therefore cause Zip’s business to be overly exposed to bad debts. There is also a possibility that the Combined Business will experience higher losses in future periods and there is a risk that the current provision for loan losses could be understated. The COVID - 19 pandemic and general uncertainty in the market may also have an impact on customer purchasing appetite which could have an adverse impact on the Combined Business’s financial performance / financial position, operations and success as both the Zip and Sezzle businesses rely on the use of BNPL products by consumers. The earnings and operations of the Combined Business will also rely heavily on whether end customers repay the purchase value of products through the BNPL service. The non - payment of customers is a significant component of Zip’s expenses and will likely be a major component of the expenses of the Combined Business. Although exposure to this type of bad debt is part of Zip and Sezzle’s day to day business, there is a risk that excessive exposure to bad debts through end customers failing to meet their repayments after the Proposed Transaction will materially and adversely impact the Combined Business’s operations, financial performance and/or financial position. Overall, Zip’s financial performance, financial position and the price of Zip’s shares and Zip’s ADRs may fluctuate due to various factors, including movements in domestic and international capital markets, recommendations by brokers and analysts, investor perceptions, interest and exchange rates, changes in government, inflation, fiscal, monetary and regulatory policies, prices of commodities, global geopolitical events (including the recent events involving Russia and Ukraine, which appear to have had a significant impact on financial markets causing general uncertainty in the market), hostilities and acts of terrorism, and other factors. These factors may also affect Zip’s income and expenses. Key risks (cont’d) 31 2. Zip risks, including post completion

2.9. Global markets and foreign exchange risk As a result of the Proposed Transaction, Zip is further increasing its concentration in the United States and therefore Zip will be further exposed to the performance of the United States’ domestic economy as well as global macroeconomic conditions. Zip will also become more exposed to fluctuations in the value of the United States dollar, as well as other global currencies, than it was prior to the Proposed Transaction. In cases where the Combined Business’s debt or other obligations are in currencies different than the currency in which the Combined Business earns revenue, the Combined Business may face higher costs to service those debts, which could impact on its operations, financial performance and/or financial position. Fluctuations in the exchange rates, may also decrease the expected contributions made by Sezzle to Zip’s earnings, resulting in an adverse impact on the Combined Business’s operations, financial performance and/or financial position. 2.10. Data and cyber security The cyber threat to companies around the world is growing and unrelenting. Zip and Sezzle are online businesses that are not immune to these risks. A cyberattack or hack of Zip or Sezzle’s systems, including those of third party providers of information technology services to Zip and Sezzle, could have serious impacts on Zip’s reputation, operational and financial performance. Both Zip and Sezzle collect personal, financial and credit related information on its customers. Data or security breaches may compromise the Combined Business’s ability to protect customer data, which could result in breaches of privacy laws and may damage Zip, Sezzle and consequently the Combined Business’s brand, reputation and consumer confidence. Further, laws relating to data privacy are evolving across all jurisdictions and any changes to standards may adversely impact the Combined Business’s systems and operating procedures. Both Zip and Sezzle’s businesses may also be adversely affected by malicious third party applications that interfere with, or exploit, security flaws in its websites. Viruses, worms and other malicious software programs could, among other things, jeopardise the security of information stored in a user’s computer or in Zip or Sezzle’s computer systems or those of third party service providers or attempt to change the internet experience of users by interfering with Zip or Sezzle’s ability to connect with its users. If Zip, Sezzle and consequently the Combined Business is unable to combat these malicious applications, or if their products and services have actual or perceived vulnerabilities, then each of their business reputation and brand name may be harmed and user traffic could decline, which may result in a material adverse effect on the Combined Business’s operations and financial performance and/or financial position. 2.11. Intellectual property and trademark risks The Zip and Sezzle business depends, in part, on their ability to commercially exploit their respective technology and intellectual property, including their technological systems and data processing algorithms. Zip and Sezzle rely on laws relating to trade secrets, copyright and trademarks to assist in protecting their respective proprietary rights. However, there is a risk that unauthorised use or copying of Zip or Sezzle’s software, data, specialised technology or platforms will occur. In addition, there is a risk that the validity, ownership or authorised use of intellectual property relevant to Zip or Sezzle’s business may be successfully challenged by third parties. This could involve significant expense and potentially the inability to use the intellectual property in question, and if an alternative cost - effective solution is not available, it may materially adversely impact the Combined Business’s financial position and performance. 2.12. Change in risk and investment profile After completion of the Proposed Transaction, Zip shareholders will be exposed to greater risk factors due to the Proposed Transaction depending on the success of integration of Sezzle. Whilst there are similarities in the nature of Zip and Sezzle’s business, the portfolio of merchant clients and customers, the countries of operation and exposure to those countries, the market position, the change in capital structure and the increased size of the Combined Business will be different to Zip’s current profile. Key risks (cont’d) 32 2. Zip risks, including post completion

Key risks (cont’d) 33 2.13. Reliance on third party partners and brand reputation Zip and Sezzle’s business models rely on third party partners over which they have limited control to originate customers. The conduct, standing and product offerings of such partners has the potential to negatively affect Zip and Sezzle’s brand and reputation. If these third party partners’ systems or operations fail or if the third party is otherwise unable to perform its origination function, Zip may be unable to complete customer transactions. In addition, if these third party partners are unable to perform to Zip’s standards or Zip is unable to renegotiate agreements with these third party partners on attractive terms or at all, or if Zip is unable to contract with alternative third - party providers, Zip’s business, financial condition and results of operations may be harmed and Zip may be forced to pursue alternatives, which could result in delays, interruptions, additional expenses and loss of potential and existing customers and related revenues. How consumers transact with Zip’s third party partners is also affected by changes in general economic conditions. For example, the retail sector is affected by macroeconomic conditions such as unemployment, interest rates, consumer confidence, disposable income, overall consumer sentiment, economic recession, downturn or extended periods of uncertainty or volatility, all of which may influence customer spending and suppliers’ and retailers’ focus and investment in outsourcing payment and transaction processing solutions. This may subsequently impact Zip’s ability to generate revenue, its operations, financial performance and/or financial position and prospects. 2.14. Acquisition, integration and growth Zip’s growth strategy following the Proposed Transaction may continue to involve the acquisition of additional businesses. Therefore, if the Proposed Transaction is consummated, Zip may continue to seek out opportunities to expand in the BNPL industry. Zip’s ability to grow and expand depends on its ability to attract additional end customers and merchants as well as seek out attractive investment opportunities, conduct appropriate diligence, negotiate transactions on favorable terms and ultimately complete such transactions and integrate acquired businesses. We may not complete future acquisitions at all, or on the terms contemplated, for regulatory or other reasons. These growth strategies also involve inherent risks, including risks around implementation and integration. By expanding into the BNPL industry, Zip will increase its exposure to the BNPL industry related risks set out above. 2. Zip risks post completion

3.1. Insurance Zip considers it maintains insurance customary for businesses of its size and type. Not all risks are insured or insurable and Zip cannot be certain that its current insurance is adequate or that adequate insurance coverage for potential losses and liabilities will be available in the future on commercially reasonable terms. If the Combined Business experiences a loss in the future, the proceeds of the applicable insurance policies, if any, may not be adequate to cover replacement costs, lost revenues, increased expenses or liabilities to third parties. Additionally, Zip’s current insurance policies may not cover newly acquired assets or businesses (including Sezzle) and/or such acquisition may involve a substantial increase in premium to achieve coverage. These risks may have a materially adverse effect on Zip’s operations, financial position and/or financial performance. 3.2. Litigation and disputes Zip is subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on its operations, financial performance and/or financial position. In the ordinary course of business, the Combined Business may also be involved in possible disputes that could give rise to litigation. While the extent of any disputes and litigation against the Combined Business cannot be ascertained at this time, any dispute or litigation may be costly and may adversely affect the operational and financial results of Zip. There is also a risk that the Combined Business, Sezzle or Zip’s reputation may suffer due to the profile and public scrutiny surrounding any such litigation and disputes regardless of their outcome. 3.3. Changes in tax rules or their interpretation Changes in tax law, or changes in the way tax laws are interpreted may impact the tax liabilities of Zip, Sezzle and the Combined Business, shareholder returns, or the tax treatment of an investment. In particular, both the level and basis of taxation may change. Tax law is frequently being changed, both prospectively and retrospectively. Any actual or alleged failure to comply with, or any change in the application or interpretation of tax rules applied in respect of such transactions, may increase the Combined Business’s tax liabilities or expose it to legal, regulatory or other actions. 3.4. Force majeure In addition to the COVID - 19 pandemic risks, events may occur within or outside Australia that could have an adverse effect on the global economies and the price of Zip’s shares and Zip’s ADRs. The events include hostilities (including the recent events involving Russia and Ukraine, which appear to have had a significant impact on financial markets causing general uncertainty in the market), acts of terrorism, civil wars, labour strikes, natural disasters or other man - made disasters. Key risks (cont’d) 34 3. General risks

Key risks (cont’d) 4.1 Investment in equity capital Investment in equity capital and stock markets attract general risks. For example, as set out in the risks above, the price of Zip’s shares and Zip’s ADRs may fluctuate in line with broader market movements or in response to specific circumstances that are out of Zip’s control. As a consequence, the market price of Zip’s shares and Zip’s ADRs may be being higher or lower than the issue price of the Placement Shares and SPP Shares. As set out in the key risk above “Market value of the consideration”, there are a number of factors that may affect the market price of Zip’s shares and Zip’s ADRs. There is also considerable uncertainty as to the ongoing impact of COVID 19 on the Australian, US, European and global economy, increasing regulatory interest in the BNPL sector and the recent events involving Russia and Ukraine. Equity capital markets have historically been, and may in the future be, subject to significant volatility and no assurance can be given that the Placement Shares and SPP Shares will trade at or above the price at which they are issued. Further, any subscription for Placement Shares or SPP Shares under the Capital Raising is not conditional on the Proposed Transaction completing, and there is a risk that the Proposed Transaction may not be completed in a timely manner or at all. Investors that participate in the Capital Raising, accept the risk that the Proposed Transaction may not complete. Any application submitted in connection with the Placement or SPP is unconditional and may not be withdrawn even if the Proposed Transaction does not complete. In addition, there are numerous risks associated with the Proposed Transaction, and Zip shareholders are referred to a summary of certain key risks associated with the Proposed Transaction as set out above. 4.2 Allocation risk for Placement Shares and SPP Shares Zip will allocate Placement Shares to eligible institutional investors on a best endeavours basis. For this purpose, an eligible institutional investor’s existing holding will be estimated by reference to Zip's beneficial register as at the date of the register which is not necessarily fully up to date. No verification or reconciliation of the holdings as shown on the historical beneficial register will be undertaken and accordingly, this may not truly reflect a participant’s actual shareholding. Further, institutional shareholders who do not reside in Australia or other eligible jurisdictions will not be able to participate in the Placement and such shareholders may have their shareholding diluted as a consequence of the Placement. In relation to the SPP, if Zip receives applications that exceed the amount it proposes to raise under the SPP, Zip may decide to scale back applications or raise a higher amount, in its absolute discretion If a scale back is applied, this means that an eligible shareholder may be allocated fewer Zip shares than they apply for under the SPP. 4.3 Dilution risk Existing shareholders who do not participate in the Capital Raising will have their percentage shareholding in Zip diluted. Depending on the size of a shareholder’s existing holding, a participating shareholder may still be diluted even though they participate in the Placement or the SPP, depending on the number of Placement Shares and SPP Shares allocated to them respectively. 4.4 Underwriting risk Zip has entered into an underwriting agreement with Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795) and Jarden Australia Pty Limited (together, Underwriters) in respect of the Placement, a summary of which is set in Appendix C of this Presentation ( Underwriting Agreement ). If certain conditions are not satisfied, or certain events occur, the Underwriters may terminate the Underwriting Agreement. Termination of the Underwriting Agreement will have a material adverse impact on the ability of Zip to proceed with the Capital Raising and the quantum of funds raised as part of the Capital Raising. If the Underwriting Agreement is terminated by the Underwriters, there is no guarantee that the Capital Raising will continue in its current form or at all. Failure to raise sufficient funds under the Capital Raising (as a result of it not proceeding or otherwise) could materially adversely affect Zip’s business, cash flow, financial performance, financial condition and share price. Additionally, as noted above, the success of the Proposed Transaction will depend, in part, on Zip’s ability to successfully combine the businesses of Zip and Sezzle, which currently operate as independent companies, including realising the targeted synergies, cost savings and operational efficiencies from the combination. However, Zip’s ability to realise the benefits is dependent, in part, on Zip having sufficient capital and other resources to complete the integration in the manner and time period contemplated. Accordingly, failure to raise sufficient funds under the Capital Raising (as a result of it not proceeding or otherwise) could materially adversely affect Zip’s business, cash flow, financial performance, financial condition and share price. 4.5 Liquidity risk Shareholders who wish to sell their Placement Shares and SPP Shares may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market. There is no guarantee of the liquidity of the Placement Shares and/or SPP Shares and there is a risk that shareholders may lose some of the money invested. 4. Capital raising specific risks The above risks should not be taken as a complete list of the risks associated with an investment in Zip. The risks outlined above and other risks not specifically referred to may in the future materially adversely affect the value of Zip securities and their performance. Accordingly, no assurance or guarantee of future performance or profitability is given by Zip and the Combined Business in respect of Zip’s shares and Zip’s ADRs. 35

Appendix C: Summary of Underwriting Agreement

37 Underwriting Agreement Summary Zip has entered into an underwriting agreement with Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795) and Jarden Australia Pty Limited (ABN 33 608 611 687) (each an Underwriter, and together the Underwriters ), pursuant to which the Underwriters have agreed to jointly underwrite the Placement ( Underwriting Agreement ). The Underwriting Agreement contains representations, warranties, undertakings and indemnities in favour of the Underwriters. An Underwriter may terminate its obligations under the Underwriting Agreement if a ‘termination event’ occurs on or before 3:00pm on the settlement date (expected to be 3 March 2022). The ‘termination events’ include, but are not limited to, the following: a) f) g) k) l) the Merger Agreement between Zip and Sezzle is terminated (or an event occurs which entitles a party to terminate the Merger Agreement), rescinded, becomes void, illegal, invalid or unenforceable, is breached in any material respect, is varied in any material respect without the consent of the Underwriters, and nothing has occurred which will or is reasonably likely to result in the Proposed Acquisition not proceeding; b) certain events in respect of the Placement are delayed by more than 1 business day (without the prior written approval of the Underwriters); c) Zip withdraws the Placement; d) the confirmatory certificate which Zip is required to provide to the Underwriters is not provided when required, or is not true or incorrect; e) unconditional approval (or approval conditional only on customary conditions) is refused or not granted to the official quotation of all of the shares the subject of the Placement in accordance with the timetable prescribed under the Underwriting Agreement; (*) Zip is in breach of the Underwriting Agreement or any of the representations or warranties given by Zip in the Underwriting Agreement are not true or incorrect; any material adverse change or effect occurs, or an event occurs which is likely to give rise to a material adverse change or effect, in the condition (financial or otherwise), assets, earnings, business, affairs, liabilities, financial position or performance, results of operations, profits, losses or prospects of Zip from that existing at the date of the Underwriting Agreement; h) Zip is unable or is unlikely to be able to issue the shares the subject of the Placement in accordance with the timetable prescribed under the Underwriting Agreement; i) Zip alters its capital structure or its constitution without the prior consent of the Underwriters (other than as permitted in the Underwriting Agreement); j) (*) Zip or the Underwriters become aware of any existing circumstance, or there is a change which, in the Underwriters’ opinion, could have an adverse effect on Zip or any other party's ability or willingness to execute or perform its obligations under any agreement in relation to the purpose of the Placement; (*) there is an omission from or misstatement relating to the completed due diligence questionnaire or meetings with management provided by Zip or any other information supplied by or on behalf of Zip to the Underwriters for the purpose of due diligence inquiries in relation to the Placement; (*) a change in the position of the chief executive officer, chief financial officer, chief operating officer or the board of directors of Zip occurs or is announced (except as contemplated by the Merger Agreement between Zip and Sezzle); m) Zip is or becomes insolvent, or a circumstance arises in consequence of which Zip may cease to be solvent or able to pay its debts as and when they fall due, or any liquidator, provisional liquidator, administrator, receiver, receiver and manager or other similar official is appointed in relation to it or any of its assets; n) ASIC or AUSTRAC issues, or threatens to issue, proceedings or commences any inquiry or investigation in relation to the Placement or Zip that is market sensitive information and is required to be disclosed by Zip under ASX Listing Rule 3.1; o) the ASX makes an official statement, or indicates to Zip or the Underwriters, that Zip’s shares will be suspended from quotation or that Zip will be removed from the official list of the ASX or that quotation of all of the shares under the Placement will not be granted by the ASX or such approval has not been given in accordance with the timetable prescribed under the Underwriting Agreement or such suspension from quotation occurs; p) any regulatory body commences or announces any public action against any director or officer of Zip (in his or her capacity as a director or officer of Zip) or announces that it intends to take any such action or a director or officer of Zip is charged with an indictable offence or is disqualified from managing a corporation under the Corporations Act; q) Zip or any of its directors or officers or Zip’s chief executive officer or chief financial officer engages in any fraudulent conduct or activity whether or not in connection with the Placement;

Underwriting Agreement Summary (cont’d) r) s) t) v) (*) hostilities not presently existing commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, the United States, any member of the European Union, Hong Kong, South Korea, Russia or the People’s Republic of China, or a terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of these countries elsewhere in the world; the closing level of the S&P/ASX 200 Index on 2 days in the period from and including the date of the Underwriting Agreement or on the day before the settlement date of the Placement is equal to or less than the level of that index as at the close of trading on the day before the Underwriting Agreement (Initial Level), minus 12.5% of the Initial Level; a general moratorium on commercial banking activities in Australia, the United States or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; u) (*) there is introduced or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority including Takeovers Panel and ASIC, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or is likely to prohibit or otherwise adversely affect the Placement, capital issues or stock markets; (*) trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for more than one day on which that exchange is open for trading; or w) (*) there is any adverse change or disruption to the political conditions or financial markets of Australia, the United States of America or the United Kingdom or the international financial markets or any change involving a prospective adverse change in national or international political, economic or financial conditions. An Underwriter may not terminate the Underwriting Agreement in reliance on any of the above termination events denoted with an asterisk (*) unless the Underwriter has reasonable and bona fide grounds to believe and does believe that the event: a) could give rise to a material liability of the Underwriter under any law or regulation; b) has or may have a material adverse effect on the marketing, settlement or outcome of the Placement or the likely trading price of the shares in Zip; or c) has resulted in or may result in a material change in the financial position or performance or prospects of Zip from that which existed at the date the Underwriting Agreement other than as disclosed to ASX prior to the date of the Underwriting Agreement. If an Underwriter terminates its obligations under the Underwriting Agreement, the other Underwriter may elect, but is not obliged, to take up all of the rights and perform the remaining obligations of the terminating Underwriter, or permit a new underwriter to perform the remaining obligations of the terminating Underwriter subject to the agreement of Zip. If the remaining Underwriter does not elect to take up the rights and obligations of the terminating Underwriter within one business days, they will be deemed to have terminated their obligations under the Underwriting Agreement. If both Underwriters terminate the Underwriting Agreement, the Underwriters may notify applicants for the shares the subject of the Placement that they have no obligations or rights to subscribe for such shares and any sub - underwriters, co - managers and brokers to the Placement that they have no further obligations or rights to subscribe for the shares the subject of the Placement (if any). Termination of the Underwriting Agreement by one or both Underwriters could have an adverse impact on the amount of proceeds raised under the Placement. For details of fees payable to the Underwriters, see the Appendix 3B released to ASX in connection with the Placement. 38

Appendix D: Disclaimers and other notices

40 This presentation (together with oral statements made in connection herewith, the “Presentation”) is being delivered to you by Zip Co Limited (“Zip”) in connection with the : • definitive agreement under which Zip proposes to acquire Sezzle, Inc. (“Sezzle”, and together with Zip, the “ Companies ”) by way of statutory merger under the laws of the State of Delaware (the “ Proposed Transaction ”); and • fully underwritten placement to eligible institutional, professional and sophisticated investors of 78.3 million ordinary Zip shares ( “Placement” ) and a non - underwritten offer of ordinary Zip shares to eligible shareholders under a share purchase plan ( “SPP” ) (together, the Placement and SPP are the “Capital Raising” ). The consummation of the Proposed Transaction, or any transaction, is also subject to various risks and contingencies, including customary closing conditions . There can be no assurance that the Proposed Transaction, or any transaction, will be consummated . Investor Presentation The material in this Presentation is general background information about Zip and Sezzle and is current at the date of the Presentation, 28 February 2022 . The information in the Presentation is given for informational purposes only, is in summary form and does not purport to be complete or to provide all information that an investor should consider when making an investment decision . It is intended to be read by a professional analyst audience in conjunction with Zip and Sezzle’s other announcements to the Australian Securities Exchange (“ ASX ”), including the announcement in relation to the Proposed Transaction and Capital Raising . It is not intended to be relied upon as advice to current shareholders, investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular shareholder or investor . This Presentation is for information purposes only and is not a prospectus, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission (“ ASIC ”)) . This Presentation is not subject to the disclosure requirements affecting disclosure documents under Chapter 6 D of the Corporations Act 2001 (Cth) (“ Corporations Act ”) . This Presentation includes only summary information and does not purport to be comprehensive . The information contained in this Presentation has not been independently verified . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed upon, the quality, fairness, accuracy, completeness or correctness of the information or opinions contained in this Presentation or as to the reasonableness of any assumptions contained herein or in any other information made available (whether in writing or orally) to the recipient and Zip and Sezzle, their respective affiliates, directors, officers, advisors, employees, representatives or advisors, expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom . No Offer or Solicitation This Presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made in the United States absent registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Zip and Sezzle and that will contain detailed information about Zip and Sezzle and their management, as well as financial statements . This Presentation should not be construed in any manner as a recommendation to any reader of this Presentation . See the section titled “International Offer Restrictions” for further information . Participants in the Solicitation Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction . Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended 30 June 2021 filed with the ASX on 29 September 2021 . Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10 , filed with the SEC on 25 October 2021 . Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available) . Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as may become available. Disclaimer

No Representations and Warranties This Presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Zip, Sezzle and the Proposed Transaction and Capital Raising . The recipient agrees and acknowledges that this Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by the Companies or any of their respective affiliates, subsidiaries, shareholders, partners, directors, officers, employees, agents or advisors or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Proposed Transaction and Capital Raising . No responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto or for possible loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith . The recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material . Zip and Sezzle disclaim any duty to update the information contained in this Presentation, except as may be required by law . The information contained herein does not purport to be comprehensive or to contain all of the information that a person may desire in considering an investment in Zip, Sezzle or the combined company after the Proposed Transaction and is not intended to form the basis of any investment decision in Zip, Sezzle or the combined company after the Proposed Transaction, including in connection with the Capital Raising . Any general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . The data contained herein is derived from various internal and external sources which have not been independently verified by Zip or Sezzle and cannot assure the recipient of the data’s accuracy or completeness, and this data is subject to change . The information contained in this Presentation is provided as of the date of its publication and is subject to updating, completion, revision, amendment and further verification, and this Presentation does not purport to be exhaustive or to contain all the information that may be required to make a full analysis of the Companies or the Proposed Transaction or the Capital Raising . The recipient of these materials should consult his, her or its own legal, regulatory, tax, business, financial and accounting advisors to the extent such recipient deems necessary, and such recipient must make his, her or its own investment decision and perform his, her or its own independent investigation and analysis of an investment in Zip, Sezzle or the combined company after the Proposed Transaction or the Capital Raising contemplated by this Presentation . Statements in this Presentation are made only as of the date of this Presentation (unless otherwise stated) and the information in this Presentation remains subject to change without notice . Cautionary Statement Regarding Forward - Looking Statements The prospective financial information included in this Presentation (and the announcement), including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved . This Presentation contains certain forward - looking statements (including within the meaning of the federal securities laws) with respect to the Proposed Transaction, including but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Zip and Sezzle . These forward - looking statements generally are identified by the words “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “predict,” “target,” “contemplate,” “potential,” “intend,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions . Forward - looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Forward - looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward - looking statements will not be achieved . Actual results may be materially different from those expressed or implied in forward - looking statements and any projections and assumptions upon which these statements are based . These forward - looking statements are subject to a number of risks and uncertainties, including, but not limited to, those set out in this Presentation and : (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all ; (ii) the failure to satisfy the conditions to closing of the Proposed Transaction, including the requisite approvals of the securityholders of Zip and Sezzle and the receipt of certain U . S . and foreign governmental and regulatory approvals ; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement ; (iv) Sezzle’s and Zip’s ability to increase its merchant network, its base of consumers and underlying merchant sales ; (v) Sezzle’s and Zip’s ability to effectively manage growth, sustain its growth rate and maintain its market share ; (vi) impact of Sezzle’s and Zip’s exposure to consumer bad debts and insolvency of merchants ; (vii) impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Zip’s operations ; (viii) impact of the integration, support and prominent presentation of Sezzle’s and Zip’s platform by its merchants ; (ix) impact of exchange rate fluctuations in the international markets in which Sezzle and Zip operate ; (x) Sezzle’s and Zip’s ability to protect its intellectual property rights ; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification ; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Zip’s business relationships, operating results and business generally and the responses of merchants and business partners to the announcement ; (xiii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle and Zip ; (xiv) potential difficulties in retaining Sezzle and Zip customers and employees as a result of the Proposed Transaction ; (xv) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (xvi) Sezzle and Zip’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future ; (xvii) changes in general economic or political conditions ; (xviii) changes in the markets in which Sezzle and Zip competes, including with respect to its competitive landscape, technology evolution or regulatory changes ; (xix) impact of the BNPL industry becoming subject to increased regulatory scrutiny ; (xx) impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Zip operate; (xxi) impact of macro - economic conditions on consumer spending; Disclaimer (cont’d) 41

Disclaimer (cont’d) Cautionary Statement Regarding Forward - Looking Statements (Cont’d) (xx) impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Zip operate ; (xxi) impact of macro - economic conditions on consumer spending ; (xxii) slowdowns in securities trading or shifting demand for security trading product ; (xxiii) the impact of natural disasters or health epidemics, including the ongoing COVID - 19 pandemic ; (xxv) legislative or regulatory changes ; (xxv) impact of operating in a highly competitive industry ; (xxvi) reliance on third party service providers ; (xxvii) impact of a potential loss of Sezzle’s or Zip’s key partners and merchant relationships ; (xxviii) competition in retaining key employees ; (xxix) Sezzle’s and Zip’s reliance on new products and establishment and maintenance of its brand ; (xxx) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions ; (xxxi) changes to accounting principles and guidelines ; (xxxii) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Zip or their respective directors and officers, including the effects of any outcomes related thereto ; (xxxiii) the outcome of any legal proceedings that may be instituted against Zip or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability) ; (xxxiv) the price of Sezzle’s or Zip’s securities may be volatile due to a variety of factors ; (xxxv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities ; (xxxvi) unexpected costs, charges or expenses resulting from the Proposed Transaction ; (xxxvii) the possibility that competing offers or acquisition proposals for Sezzle or Zip will be made, which could result in termination of the merger agreement ; (xxxiii) the risk that Zip shareholders do not approve the Proposed Transaction ; and (xxxix) Zip’s ability to realise the potential synergies contemplated by the Proposed Transaction and integrate the business of Sezzle . The risks and uncertainties may be amplified by the COVID - 19 pandemic (and related variants), which has caused significant economic uncertainty . The extent to which the COVID - 19 pandemic (and related variants) impacts Zip’s or Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume . The foregoing list of factors is not exhaustive . You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Key Risks” section of this Presentation, Sezzle’s registration statement on Form 10 (File No . 000 - 56267 ) (the “ Form 10 ”), Zip’s registration statement on Form F - 4 and other documents filed by Zip or Sezzle from time to time with the ASX, the ASIC and/or the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . If any of these risks materialise or Sezzle’s and Zip’s assumptions prove incorrect, actual events and results could differ materially from those contained in the forward - looking statements . There may be additional risks that Sezzle and Zip presently do not know or that Sezzle and Zip currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Sezzle’s and Zip’s expectations, plans or forecasts of future events and views as of the date of this Presentation . Sezzle and Zip anticipate that subsequent events and developments will cause Sezzle’s and Zip’s assessments to change . While Sezzle and Zip may elect to update these forward - looking statements at some point in the future, Sezzle and Zip specifically disclaim any obligation to do so, unless required by applicable law . These forward - looking statements should not be relied upon as representing Sezzle’s and Zip’s assessment as of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Sezzle and Zip do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward - looking statements . Trademarks The Companies own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their businesses . This Presentation also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but the Companies will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, tradenames and copyrights . Conflicts The Underwriters are, together with their respective affiliates, full service financial institutions engaged in various activities, which may include trading, financial advisory, investment management, investment and research, principal investment, hedging, market making, brokerage and other financial and non - financial activities and services including for which they have received or may receive customary fees and expenses . In the course of these activities, the Underwriters and their respective affiliates may at any time for their own account and for the accounts of their clients make or hold investments in equity securities or other financial products of Zip or their affiliates, and receive customary fees and expenses or other transaction consideration in respect of such activities . The Underwriters are acting as lead managers, bookrunners and underwriting to the placement for which they have received or are expected to receive fees and expenses . 42

Disclaimer (cont’d) Financial and Other Information The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of Zip and Sezzle for the periods presented . An audit of certain of these financial statements has not been completed, and the financial statements do not conform to Regulation S-X promulgated under the Securities Act . Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement to be filed with the SEC by Zip in connection with the Proposed Transaction . This Presentation includes certain pro forma financial information . Any such pro forma historical financial information provided in this Presentation is for illustrative purposes only and is not represented as being indicative of Zip’s and Sezzle’s views on its, nor anyone else’s, future financial position and/or performance . Any pro forma historical financial information has been prepared by Zip and Sezzle in accordance with the measurement and recognition principles, but not the disclosure requirements, prescribed by the Australian Accounting Standards . In addition, the pro forma financial information in this Presentation does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the SEC . This Presentation includes certain financial measures that have not been prepared in accordance with IFRS or with GAAP (including on a forward - looking basis) such as EBITDA . These non - IFRS and non - GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and GAAP, as applicable, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or GAAP . Zip and Sezzle believe that these non - IFRS and non - GAAP measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about Zip and Sezzle . Zip’s and Sezzle’s management teams use forward - looking non - IFRS or non - GAAP measures to evaluate their projected financials and operating performance . However, there are a number of limitations related to the use of these non - IFRS or non - GAAP measures and their nearest IFRS or GAAP equivalents, as applicable, including that they exclude significant expenses that are required by IFRS or GAAP to be recorded in Zip’s and Sezzle’s financial measures . In addition, other companies may calculate non - IFRS or non - GAAP measures differently or may use other measures to calculate their financial performance, and therefore, Zip’s and Sezzle’s non - IFRS and non - GAAP measures may not be directly comparable to similarly titled measures of other companies . Zip and Sezzle are not providing forward-looking IFRS net income or GAAP net income or a reconciliation of expected EBITDA to expected IFRS net income or GAAP net income because, without unreasonable efforts, they are unable to predict with reasonable certainty the non-IFRS and non-GAAP adjustments used to calculate EBITDA . These adjustments are uncertain, depend on various factors and could have a material impact on IFRS or GAAP net income for the future period . Past performance Past performance, including past share price performance of Zip and Sezzle and pro forma historical information in this Presentation, is given for illustrative purposes only and cannot be relied upon as an indicator of (and provides no guidance as to) the future performance of Zip or Sezzle, including future share price performance . Additional Information and Where to Find It This Presentation relates to the Proposed Transaction and the Capital Raising . In connection with the Proposed Transaction, Zip will file a registration statement on Form F - 4 with the SEC, a Notice of Extraordinary General Meeting in respect of the requisite Zip shareholder approvals and, to the extent required by ASIC, will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares . The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “ proxy statement/prospectus ”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX . INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, ASIC AND THE ASX IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION . A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available . Investors and securityholders may obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www . sec . gov or the ASX’s website at www . asx . com . au . The documents filed by Zip or Sezzle with the SEC, ASIC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/. 43

International Offer Restrictions (Placement) This Presentation does not constitute an offer of new ordinary shares under the Placement ( Placement Shares ) of the Company in any jurisdiction in which it would be unlawful . In particular, this Presentation may not be distributed to any person, and the Placement Shares may not be offered or sold, in any country outside Australia except to the extent permitted below . Canada (British Columbia, Ontario and Quebec provinces) This Presentation constitutes an offering of Placement Shares only in the Provinces of British Columbia, Ontario and Quebec (the "Provinces"), only to persons to whom Placement Shares may be lawfully distributed in the Provinces, and only by persons permitted to sell such securities . This Presentation is not a prospectus, an advertisement or a public offering of securities in the Provinces . This Presentation may only be distributed in the Provinces to persons who are "accredited investors" within the meaning of National Instrument 45 - 106 – Prospectus Exemptions , of the Canadian Securities Administrators . No securities commission or authority in the Provinces has reviewed or in any way passed upon this Presentation, the merits of the Placement Shares or the offering of the Placement Shares and any representation to the contrary is an offence . No prospectus has been, or will be, filed in the Provinces with respect to the offering of Placement Shares or the resale of such securities . Any person in the Provinces lawfully participating in the offer will not receive the information, legal rights or protections that would be afforded had a prospectus been filed and receipted by the securities regulator in the applicable Province . Furthermore, any resale of the Placement Shares in the Provinces must be made in accordance with applicable Canadian securities laws . While such resale restrictions generally do not apply to a first trade in a security of a foreign, non - Canadian reporting issuer that is made through an exchange or market outside Canada, Canadian purchasers should seek legal advice prior to any resale of the Placement Shares . The Company as well as its directors and officers may be located outside Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or its directors or officers . All or a substantial portion of the assets of the Company and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside Canada . Any financial information contained in this Presentation has been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board . Unless stated otherwise, all dollar amounts contained in this Presentation are in Australian dollars . Statutory rights of action for damages and rescission . Securities legislation in certain Provinces may provide a purchaser with remedies for rescission or damages if an offering memorandum contains a misrepresentation, provided the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s Province . A purchaser may refer to any applicable provision of the securities legislation of the purchaser’s Province for particulars of these rights or consult with a legal adviser . Certain Canadian income tax considerations . Prospective purchasers of the Placement Shares should consult their own tax adviser with respect to any taxes payable in connection with the acquisition, holding or disposition of the Placement Shares as there are Canadian tax implications for investors in the Provinces . Language of documents in Canada . Upon receipt of this Presentation, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Placement Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only . Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement . Cayman Islands No offer or invitation to subscribe for Placement Shares may be made to the public in the Cayman Islands or from within the Cayman Islands . European Union This Presentation has not been, and will not be, registered with or approved by any securities regulator in the European Union . Accordingly, this Presentation may not be made available, nor may the Placement Shares be offered for sale, in the European Union except in circumstances that do not require a prospectus under Article 1 (4) of Regulation (EU) 2017 / 1129 of the European Parliament and the Council of the European Union (the "Prospectus Regulation") . In accordance with Article 1(4)(a) of the Prospectus Regulation, an offer of Placement Shares in the European Union is limited to persons who are "qualified investors" (as defined in Article 2(e) of the Prospectus Regulation). 44

International Offer Restrictions (Placement) (cont’d) 45 Hong Kong WARNING : This Presentation has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap . 32 ) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap . 571 ) of the Laws of Hong Kong (the "SFO") . Accordingly, this Presentation may not be distributed, and the Placement Shares may not be offered or sold, in Hong Kong other than to "professional investors" (as defined in the SFO and any rules made under that ordinance) . No advertisement, invitation or document relating to the Placement Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Placement Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors . No person allotted Placement Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities . The contents of this Presentation have not been reviewed by any Hong Kong regulatory authority . You are advised to exercise caution in relation to the offer . If you are in doubt about any contents of this Presentation, you should obtain independent professional advice . Japan The Placement Shares have not been, and will not be, registered under Article 4 , paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No . 25 of 1948 ), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2 , paragraph 3 of the FIEL and the regulations promulgated thereunder) . Accordingly, the Placement Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors . Any Qualified Institutional Investor who acquires Placement Shares may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of Placement Shares is conditional upon the execution of an agreement to that effect. New Zealand This Presentation has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMC Act"). The Placement Shares are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who: • is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act; • meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act; • is large within the meaning of clause 39 of Schedule 1 of the FMC Act; • is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or • is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act. Norway This Presentation has not been approved by, or registered with, any Norwegian securities regulator under the Norwegian Securities Trading Act of 29 June 2007 no . 75 . Accordingly, this Presentation shall not be deemed to constitute an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act . The Placement Shares may not be offered or sold, directly or indirectly, in Norway except to "professional clients" (as defined in the Norwegian Securities Trading Act) .

International Offer Restrictions (Placement) (cont’d) 46 Singapore This Presentation and any other materials relating to the Placement Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore . Accordingly, this Presentation and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of Placement Shares, may not be issued, circulated or distributed, nor may the Placement Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1 , Part 13 of the Securities and Futures Act 2001 of Singapore (the "SFA") or another exemption under the SFA . This Presentation has been given to you on the basis that you are an "institutional investor" or an "accredited investor" (as such terms are defined in the SFA) . If you are not such an investor, please return this Presentation immediately . You may not forward or circulate this Presentation to any other person in Singapore . Any offer is not made to you with a view to the Placement Shares being subsequently offered for sale to any other party . There are on - sale restrictions in Singapore that may be applicable to investors who acquire Placement Shares . As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly . Switzerland The Placement Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland . Neither this Presentation nor any other offering or marketing material relating to the Placement Shares constitutes a prospectus or a similar notice, as such terms are understood under art . 35 of the Swiss Financial Services Act or the listing rules of any stock exchange or regulated trading facility in Switzerland . No offering or marketing material relating to the Placement Shares has been, nor will be, filed with or approved by any Swiss regulatory authority or authorised review body . In particular, this Presentation will not be filed with, and the offer of Placement Shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA) . Neither this Presentation nor any other offering or marketing material relating to the Placement Shares may be publicly distributed or otherwise made publicly available in Switzerland . The Placement Shares will only be offered to investors who qualify as "professional clients" (as defined in the Swiss Financial Services Act) . This Presentation is personal to the recipient and not for general circulation in Switzerland . United Arab Emirates This Presentation does not constitute a public offer of securities in the United Arab Emirates and the Placement Shares may not be offered or sold, directly or indirectly, to the public in the UAE . Neither this Presentation nor the Placement Shares have been approved by the Securities and Commodities Authority (“SCA”) or any other authority in the UAE . No marketing of the Placement Shares has been, or will be, made from within the UAE other than in compliance with the laws of the UAE and no subscription for any securities may be consummated within the UAE . This Presentation may be distributed in the UAE only to “professional investors” (as defined in the SCA Board of Directors’ Decision No . 13 /RM of 2021 , as amended) . No offer or invitation to subscribe for Placement Shares is valid, or permitted from any person, in the Abu Dhabi Global Market or the Dubai International Financial Centre .

International Offer Restrictions (Placement) (cont’d) 47 United Kingdom Neither this Presentation nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000 , as amended ("FSMA")) has been published or is intended to be published in respect of the Placement Shares . The Placement Shares may not be offered or sold in the United Kingdom by means of this Presentation or any other document, except in circumstances that do not require the publication of a prospectus under section 86 (1) of the FSMA . This Presentation is issued on a confidential basis in the United Kingdom to "qualified investors" within the meaning of Article 2 (e) of the UK Prospectus Regulation . This Presentation may not be distributed or reproduced, in whole or in part, nor may its contents be disclosed by recipients, to any other person in the United Kingdom . Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the Placement Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21 (1) of the FSMA does not apply to the Company . In the United Kingdom, this Presentation is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19 (5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc . ) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons") . The investment to which this Presentation relates is available only to relevant persons . Any person who is not a relevant person should not act or rely on this Presentation . United States This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States . The Placement Shares have not been, and will not be, registered under the US Securities Act of 1933 or the securities laws of any state or other jurisdiction of the United States . Accordingly, the Placement Shares may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws . The Placement Shares will only be offered and sold in the United States to : • qualified institutional buyers” (as defined in Rule 144A under the US Securities Act); and • dealers or other professional fiduciaries organized or incorporated in the United States that are acting for a discretionary or similar account (other than an estate or trust) held for the benefit or account of persons that are not US persons and for which they exercise investment discretion, within the meaning of Rule 902(k)(2)(i) of Regulation S under the US Securities Act.